SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 22, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Condensed interim financial statements as of June 30, 2019 together with the reports on review of interim financial statements.

CONTENT

•	Cover Sheet
•	Condensed consolidated interim statement of financial position
•	Condensed consolidated interim statement of income
•	Condensed consolidated interim statement of other comprehensive income
•	Condensed consolidated interim statement of changes in shareholders’ equity
•	Condensed consolidated interim statement of cash flows
•	Notes to the condensed consolidated interim financial statements
•	Consolidated exhibits
•	Condensed separate interim statement of financial position
•	Condensed separate interim statement of income
•	Condensed separate interim statement of other comprehensive income
•	Condensed separate interim statement of changes in shareholders’ equity
•	Condensed separate interim statement of cash flows
•	Notes to the condensed separate interim financial statements
•	Separate exhibits
•	Review report on condensed consolidated interim financial statements
•	Review report on condensed separate interim financial statements

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	06/30/2019	12/31/2018
ASSETS
Cash and Deposits in Banks			96,426,815	74,766,039
Cash			9,246,664	10,696,465
Central Bank of Argentina			70,115,962	50,212,127
Other Local and Foreign Entities			17,061,534	13,401,648
Other			2,655	455,799
Debt Securities at fair value through profit or loss	35		1,979,681	2,635,247
Derivative Financial Instruments			17,199	17,293
Other financial assets	7		4,100,452	2,999,584
Loans and other financing		B, C, D and R	178,851,248	178,874,755
Non financial Public Sector			1,104,547	1,775,507
Other Financial Entities			4,024,374	5,573,806
Non financial Private Sector and Foreign Residents			173,722,327	171,525,442
Other Debt Securities	35		97,381,248	64,584,759
Financial Assets delivered as guarantee	25		7,157,006	6,756,220
Equity Instruments at fair value through profit or loss	9 and 35		1,510,031	51,518
Investment in associates and joint arrangements	6		123,784	108,823
Property, Plant and Equipment		F	10,111,674	9,002,694
Intangible Assets		G	1,869,038	1,401,017
Deferred Income Tax Assets			77,476	46,559
Other Non financial Assets	7		985,786	834,069
Non current assets held for sale	9		440,795	804,017
TOTAL ASSETS			401,032,233	342,882,594

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2019 AND DECEMBER 31,2018
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	06/30/2019	12/31/2018

LIABILITIES
Deposits		H and I	284,259,137	237,954,419
Non financial Public Sector			23,564,628	19,354,087
Financial Sector			243,587	148,275
Non financial Private Sector and Foreign Residents			260,450,922	218,452,057
Derivative Financial Instruments		I	11,395	1,369
Repo Transactions		I	277,594	164,469
Other Financial Liabilities	11	I	14,833,230	15,318,513
Financing received from the Central Bank of Argentina and other financial entities		I	2,198,014	2,998,010
Issued Corporate Bonds	30	I	6,193,414	6,377,311
Current Income Tax Liabilities	14. a)		4,148,554	2,946,479
Subordinated Corporate Bonds	30	I	17,191,816	15,288,390
Provisions	10	J	1,026,480	1,045,894
Deferred Income Tax Liabilities			475,333	274,671
Other Non-financial Liabilities	11		7,681,298	5,875,117
TOTAL LIABILITIES			338,296,265	288,244,642
SHAREHOLDERS’ EQUITY
Capital Stock	22		669,663	669,663
Non capital contributions			12,428,461	12,428,461
Adjustments to Shareholders’ Equity			4,511	4,511
Earnings Reserved			34,806,871	21,995,937
Unappropriated Retained Earnings			(210,927)	3,264,742
Other Comprehensive Income			658,908	543,086
Net Income for the period/ fiscal year			14,375,739	15,729,243
Net Shareholders’ Equity attributable to controlling interest			62,733,226	54,635,643
Net Shareholders’ Equity attributable to non-controlling interests			2,742	2,309
TOTAL SHAREHOLDERS’ EQUITY			62,735,968	54,637,952
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			401,032,233	342,882,594

The notes 1 to 38 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2018	Accumulated from beginning of year up to 06/30/2018
Interest income		Q	31,334,187	55,728,901	13,616,528	24,954,299
Interest expense		Q	(14,548,689)	(26,013,035)	(4,524,040)	(7,919,719)
Net Interest income			16,785,498	29,715,866	9,092,488	17,034,580
Commissions income	15	Q	3,669,928	7,221,331	2,890,944	5,434,333
Commissions expense		Q	(278,237)	(519,621)	(209,558)	(394,483)
Net Commissions income			3,391,691	6,701,710	2,681,386	5,039,850
Subtotal (Net Interest income +Net Commissions income)			20,177,189	36,417,576	11,773,874	22,074,430
Net Income/ (Loss) from measurement of financial instruments at fair value through profit or loss		Q	132,663	2,106,504	(46,356)	202,893
Profit/ (Loss) from sold assets at amortized cost			(624)	(17,419)	75	(2,870)
Differences in quoted prices of gold and foreign currency	16		332,846	282,223	(1,012,280)	(861,688)
Other operating income	17		984,180	4,096,808	601,238	1,196,378
Allowances for loan losses			(848,522)	(3,002,317)	(571,331)	(1,138,143)
Net Operating Income			20,777,732	39,883,375	10,745,220	21,471,000
Employee benefits	18		(4,916,496)	(8,049,080)	(2,443,087)	(4,460,833)
Administrative expenses	19		(2,301,509)	(4,397,379)	(1,549,524)	(2,951,534)
Depreciation of Property, plant and equipment		F and G	(317,663)	(607,245)	(172,629)	(335,504)
Other Operating Expenses	20		(3,949,062)	(7,052,898)	(2,317,585)	(4,346,748)
Operating Income			9,293,002	19,776,773	4,262,395	9,376,381
Income from associates and joint arrangements	6		613,196	639,195	145,134	220,497
Income before tax on continuing operations			9,906,198	20,415,968	4,407,529	9,596,878
Income tax on continuing operations	14		(2,873,685)	(6,039,791)	(1,270,766)	(2,895,579)
Net Income from continuing operations			7,032,513	14,376,177	3,136,763	6,701,299
Net Income for the period			7,032,513	14,376,177	3,136,763	6,701,299
Net Income for the period attributable to controlling interest			7,032,307	14,375,739	3,115,650	6,657,832
Net Income for the period attributable to non-controlling interest			206	438	21,113	43,467

Delfín Jorge Ezequiel Carballo
Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018
(Translation of Financial statements originally issued in Spanish – See Note 38)
(Figures expressed in thousands of Pesos)

Items	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2018	Accumulated from beginning of year up to 06/30/2018
Net Profit attributable to Parent’s shareholders	7,032,307	14,375,739	3,115,650	6,657,832
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	7,032,307	14,375,739	3,115,650	6,657,832

Weighted average of outstanding common shares for the period	639,398	639,406	669,663	669,663
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,398	639,406	669,663	669,663
Basic earnings per share	10.9983	22.4830	4.6526	9.9421

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2018	Accumulated from beginning of year up to 06/30/2018
Net Income for the period			7,032,513	14,376,177	3,136,763	6,701,299
Foreign currency translation differences in financial statements conversion			(34,318)	176,449	344,455	398,114
Foreign currency translation differences for the period			(34,318)	176,449	344,455	398,114
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			43,885	(60,632)	(51,654)	(96,824)
Profit or losses for the period from financial instruments at fair value through OCI		Q	66,463	(82,771)	(61,725)	(123,475)
Income tax	14		(22,578)	22,139	10,071	26,651
Total Other Comprehensive Income that will be reclassified to profit or loss of the period			9,567	115,817	292,801	301,290
Total Other Comprehensive Income			9,567	115,817	292,801	301,290
Total Comprehensive Income for the period			7,042,080	14,491,994	3,429,564	7,002,589
Total Comprehensive Income attributable to controlling interest			7,041,871	14,491,561	3,408,453	6,959,144
Total Comprehensive Income attributable to non controlling interest			209	433	21,111	43,445

The notes 1 to 38 to the condensed consolidated interim financial statements and the exhibits B to D, F to L, Q and R, are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non Controlling Interests	Total Equity
Amount at the beginning of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	18,993,985	54,635,643	2,309	54,637,952
Total comprehensive income for the period											0		0
- Net income for the period										14,375,739	14,375,739	438	14,376,177
- Other comprehensive income for the period						176,449	(60,627)				115,822	(5)	115,817
Own shares in portfolio	22	(1,317)	1,317
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal Reserve								3,145,849		(3,145,849)
Normative Reserve									3,475,669	(3,475,669)
Cash Dividends	23								(6,393,978)		(6,393,978)		(6,393,978)
Other									12,583,394	(12,583,394)
Amount at the end of the period		639,398	30,265	12,428,461	4,511	1,046,410	(387,502)	10,018,536	24,788,335	14,164,812	62,733,226	2,742	62,735,968

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non Controlling Interests	Total Equity
Amount at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023	200,842	46,735,865
Total comprehensive income for the period											0		0
- Net income for the period										6,657,832	6,657,832	43,467	6,701,299
- Other comprehensive income for the period						398,114	(96,802)				301,312	(22)	301,290
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
Legal Reserve								1,877,755		(1,877,755)
Cash Dividends									(3,348,315)		(3,348,315)	(26)	(3,348,341)
Other									7,511,018	(7,511,018)
Amount at the end of the period		669,663		12,428,461	4,511	535,262	(29,390)	6,872,687	19,531,157	10,133,501	50,145,852	244,261	50,390,113

The notes 1 to 38 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2019	06/30/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		20,415,968	9,596,878
Adjustments to obtain cash flows from operating activities:		-	-
Amortization and depreciation		607,245	335,504
Allowance for loan losses		3,002,317	1,138,143
Difference in quoted prices of foreign currency		(3,814,466)	(4,157,021)
Other adjustments		(156,876)	1,023,222
Net increase/ (decrease) from operating assets:		-	-
Debt Securities at fair value though profit and loss		925,857	(274,089)
Derivative financial instruments		94	(34,753)
Repo transactions		-	1,263,650
Loans and other financing		-	-
Non-financial public sector		670,960	(157,208)
Other financial entities		1,549,432	(23,772)
Non-financial private sector and foreign residents		(5,176,002)	(23,868,571)
Other debt securities		(453,725)	9,568,696
Financial assets delivered as guarantee		(400,786)	161,270
Equity instruments at fair value through profit or loss		(37,817)	232,650
Other assets		(669,887)	(139,175)
Net increase/ (decrease) from operating liabilities:		-	-
Deposits		-	-
Non-financial public sector		4,210,541	6,514,208
Financial sector		95,312	44,018
Non-financial private sector and foreign residents		41,998,865	28,785,834
Liabilities at fair value through profit or loss		-	(6,450)
Derivative financial instruments		10,026	11,044
Repo transactions		113,125	(858,860)
Other liabilities		206,974	1,722,281
Payments for Income Tax		(4,487,939)	(4,409,702)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		58,609,218	26,467,797

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2019	06/30/2018
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,599,955)	(660,310)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,599,955)	(660,310)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(6,393,978)	(3,348,315)
Acquisition or redemption of equity instruments		(199,843)	-
Non subordinated corporate bonds		(1,048,284)	(404,300)
Central Bank of Argentina		(547)	-
Financing from local financial entities		(47,751)	(374,784)
Subordinated Corporate Bonds		(606,105)	(303,015)
Other payments related to financing activities		(148,520)	-
Proceeds:		-	-
Financing to local financial entities		-	3,206,999
Central Bank of Argentina		-	4,591
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(8,445,028)	(1,218,824)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		5,732,796	8,216,967
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		54,297,031	32,805,630
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	21	130,629,755	55,685,525
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	184,926,786	88,491,155

The notes 1 to 38 to the condensed consolidated interim financial statements and the exhibits B to D, F to L, Q and R, are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The Entity’s purpose is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and electronic commerce in general. As of the date of issuance of these condensed consolidated interim financial statements, this subsidiary has not started to develop its principal activities.

On August 7, 2019, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019. Additionally, on October 1, 2018, the above-mentioned agreement was extended for a ten-year term beginning on January 1, 2020, and being effective through December 31, 2029.

As of June 30, 2019 and December 31, 2018, the deposits held by the Misiones Provincial Government with the Bank amounted to 7,584,997 and 5,540,994 (including 491,785 and 430,545 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

As of June 30, 2019 and December 31, 2018, the deposits held by the Salta Provincial Government with the Bank amounted to 4,327,421 and 2,630,532 (including 752,491 and 644,863 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of June 30, 2019 and December 31, 2018, the deposits held by the Jujuy Provincial Government with the Bank amounted to 3,186,756 and 1,387,236 (including 723,003 and 436,972 related to court deposits), respectively.

2.4.	Banco del Tucumán SA

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2020, respectively.

On July 4, 2018 the legislative body of the province of Tucumán enacted, into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA as well as the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered nonendorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 456,462. In addition, the Bank acquired from an individual shareholder 59 shares for an amount of 295.

This transaction was registered in the Bank’s shareholders´ equity, derecognizing, at the carrying amount, the non-controlling interest. The difference between the adjustment of the controlling and non-controlling interests and the fair value of the consideration paid was registered in retained earnings. In the condensed separate interim financial statements this transaction was registered by the acquisition method (see additionally note 2 to the condensed separate interim financial statements).

On April 30, and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting of Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA - Consolidation of technical relationships regarding liquidity and solvency. Once the regulatory authorities approve the merger, Banco Macro SA will incorporate with retroactive effect as of January 1, 2019 Banco del Tucumán SA on the basis of the separate financial statements of each of the companies as of December 31, 2018 and of the special consolidated financial statement of merger status as of same date.

The exchange ratio has been agreed at 0.65258 ordinary shares of Banco Macro SA for each face value $ 1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA will be entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value $ 1 of ordinary shares they hold in the capital of Banco del Tucumán SA. Consequently, Banco Macro will issue 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote, to be delivered to minority Shareholders’ of Banco del Tucumán SA.

As of the date of issuance of these condensed consolidated interim financial statements, the merger has not been approved by the regulatory authorities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

As of June 30, 2019 and December 31, 2018, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with Banco del Tucumán SA amounted to 4,065,531 and 6,047,312 (including 2,145,901 and 1,890,398 related to court deposits), respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

On February 12, 2014, through Communiqué “A” 5541, the Central Bank of Argentina (BCRA, for its acronym in Spanish) established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018, as well as those of interim-periods.

Additionally, through Communiqués “A” 6114, the BCRA set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. If section 5.5 “Impairment”, mentioned in (i) above had applied, according to a global estimation performed by the Bank, as of June 30, 2019 and December 31, 2018, the shareholders’ equity would have increased by 1,422,382 and 280,978, respectively. The figures stated as of June 30, 2019 includes 1,183,817 generated by the allowance mentioned in note 9.

As of June 30, 2019 the conditions to apply inflation adjustment in the condensed consolidated interim financial statement for the six-month period ended on that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, for the reasons described in section “measuring unit” of this note, financial institutions, transitorily, cannot apply the above-mentioned standard.

These condensed consolidated interim financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA based on IFRS (Communiqué “A” 6114 and supplementary rules of the BCRA), with the exceptions described in the preceding paragraphs. Taking into account these exceptions, the Conceptual Framework comprises the Standards and Interpretations adopted by the IASB and includes:

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements for the six-month period ended on June 30, 2019, have been prepared in accordance with the framework set forth by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to section “new standards adopted” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2018, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2018, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2018, already issued.

As of June 30, 2019 and December 31, 2018, the Bank has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Banco del Tucumán SA	San Martín 721 – San Miguel de Tucumán – Province of Tucumán	Argentina	Banking entity
Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services
Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. Autonomous City of Buenos Aires	Argentina	Services
Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds
Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Av. Eduardo Madero 1182 –. Autonomous City of Buenos Aires	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)  Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 7,539).

The table below shows the Bank’s equity interest and voting rights in the companies it consolidates as of June 30, 2019 and December 31, 2018:

	Shares		Bank’s interest		Noncontrolling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Banco del Tucumán SA	Common	439,360	99.945%	99.945%	0.055%	0.055%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU (a)	Common	100,000	100.00%	100.00%

(a)	Equity interest acquired on May 21, 2019.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Total assets, liabilities and net equity of the Bank and each of its subsidiaries as of June 30, 2019 and December 31, 2018, are as follows:

As of 06/30/2019	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	377,456,839	22,597,048	7,162,151	(6,183,805)	401,032,233
Liabilities	314,512,686	19,900,480	4,322,151	(439,052)	338,296,265
Equity attributable to the owners of the Bank					62,733,226
Equity attributable to non-controlling interests					2,742

As of 12/31/2018	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	323,268,073	21,329,507	4,081,903	(5,796,889)	342,882,594
Liabilities	268,421,503	18,883,250	1,739,951	(800,062)	288,244,642
Equity attributable to the owners of the Bank					54,635,643
Equity attributable to non-controlling interests					2,309

Transcription in the Books of Accounts

As of the date of these condensed consolidated interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated.

Comparative information

The present condensed consolidated interim statement of financial position as of June 30, 2019, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three-month and six-month periods ended June 30, 2019, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended June 30, 2019, are presented comparatively with data as of the same period of the immediately preceding fiscal year.

Measuring unit

IFRS require that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be restated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) a quantitative indicator which is the most common in practice, consisting of a three-year cumulative inflation rate of 100% or above. Whilst in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figure, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the Argentine financial entities that are required to apply the IFRSs adopted by the BCRA through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes will be used, as prepared and published on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the CABA is used.

Considering the abovementioned indexes, the inflation rate was 22.40% and 16.03% for the six-month periods ended on June 30, 2019 and 2018, respectively, and 47.64% for the fiscal year ended on December 31, 2018.

Notwithstanding the above, as established by BCRA Communiqué “A” 6651, financial institutions shall start the inflation adjustment on its financial statements according to IAS 29, for the fiscal years beginning on January 1, 2020.

The nonrecognition of changes in the general purchasing power under hyperinflationary conditions, may distort accounting information and, therefore, this situation should be taken into account in the interpretation of the Bank’s information on these condensed consolidated interim financial statements over financial position, the result of its operations and its cash flows.

Below there is a description of the main impacts if IAS 29 were to be applied:

(a)	Financial statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the current measuring unit at end of the reporting period.

(b)	To sum up, the restating mechanism provided by IAS 29 is as follows:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

(iii)	Nonmonetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these nonmonetary items.

(iv)	Nonmonetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets and other nonmonetary cost shall be determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the nonmonetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

(vi)	The restatement of nonmonetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of nonmonetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

(vii)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that when the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(viii)	At the beginning of the first period of application of the restatement of financial statements in constant currency, the components of equity, except for the retained earnings, are restated according IAS 29, and the retained earning amount is determinated as a difference, once the equity items were restated.

If the Bank, according to a global estimation, had applied IAS 29 the Shareholders’ equity as of June 30, 2019 and December 31, 2018 would have increased by 9,853,086 and 19,919,763, respectively, including the effects for the application of section 5.5. “Impairment” of the IFRS 9 abovementioned; on the other hand, the comprehensive income for the six-month period would have decreased by 9,691,976.

New standards adopted

For the fiscal year beginning on January 1, 2019, the following IFRS amendments and interpretation (hereinafter, “IFRIC”) are applicable and they did not have a material impact over these condensed consolidated interim financial statements, as a whole.

IFRS 16 “Leases”

IFRS 16 replaced IAS 17 “Leases” and sets out the principles for the recognition, measurement, presentation and disclosure of leases, introducing significant changes when the Bank acts as lessee. When the Bank acts as a lessor, no significant changes were generated with respect to the preceding IAS.

When the Bank acts as a lessee, the lease contracts (and sub lease) are recognized under a single accounting model which eliminates the dual accounting method that distinguishes between operating leases and finance leases and implies the recognition of an asset for the right of use of the leased asset and a liability that represents the obligation to make future payments for the lease.

Additionally, on a separate basis, interest expenses on the lease liabilities and depreciation charges for the right of use of the asset are recognized.

The Bank adopted IFRS 16 under the modified retrospective approach from January 1, 2019, as the date of initial application.

The effect of adoption of IFRS 16 as of January 1, 2019 was an increase of the Bank’s assets and liabilities for the following amounts:

Assets
Right-of-use assets	401,037
Liabilities
Finance lease payable	401,037

The weighted average of the incremental borrowing rate applied to lease liabilities was 45.98% for leases in pesos and 4.63% for leases in US Dollars.

a)	Nature of the effect of adoption of IFRS 16

The Bank has lease contracts for real property in the Item “Property, plant and equipment”. Before the adoption of IFRS 16, the Bank classified its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Bank has neither acted nor acts as a leese in agreements classified as finance lease. In an operating lease, the leased property was not capitalised and the lease payments were recognised as rent expense in profit or loss on a straight-line basis over the lease term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Since the adoption of IFRS 16, the Bank has applied a single accounting model for the recognition and measurement of all its leases. Additionally, the Bank applied the following practical expedients established by the standard:

•   Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•   Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

•   Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

b)	New accounting policies

Set out below are the new accounting policies of the Bank upon adoption of IFRS 16, which have been applied from the date of initial application:

•    Right-of-use assets

The Bank recognises right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•    Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

c)	Amounts recognized in the statement of financial position and in the statement of income

As of June 30, 2019, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the period and the additions to right-of-use assets are disclosed in Exhibit F to these condensed consolidated interim financial statements. Additionally, the short term leases recognized as rent expense for the period amounted to 57,957.

On the other hand, the carrying amount of liabilities generated by lease contracts as of June 30, 2019, amounted to 560,365 and were recorded in the item “Other financial liabilities” (see additionally note 11 to these condensed consolidated interim financial statements). The accrued interests of such liabilities for the six-month period ended on June 30, 2019, amounted to 37,531 and are recognized in the Item “Other operating expenses”.

IFRIC 23 “Uncertainty over income tax treatment”

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 “Income tax”. This interpretation addresses specifically the following:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

•          whether an entity considers uncertain tax treatments separately;

•          the assumptions an entity makes about the examination of tax treatments by taxation authorities;

•          how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•          how an entity considers changes in facts and circumstances.

This interpretation did not have a material impact on these condensed consolidated interim financial statements since, currently, there are not material uncertainties over income tax treatments.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof. In this case, the Bank shall adopt the following standards:

•	IFRS 3 “Business Combination” – amendments in definition of a business: the amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

•	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material: the new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the statement of financial position, since they imply a possible liability for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of June 30, 2019 and December 31, 2018, the Bank maintains the following contingent transactions:

	06/30/2019	12/31/2018
Overdraft and unused agreed commitments (*)	1,677,392	634,288
Guarantees granted (*)	693,067	940,990
Letters of credit	99,438	256,788
	2,469,897	1,832,066

(*)	Includes transactions not covered by BCRA debtor classification standards. For overdraft and unused agreed commitments, it includes an amount of 405,623 and 221,220, as of June 30, 2019 and December 31, 2018, respectively. For Guarantees granted it includes the amount of 190,954 and 166,650, as of June 30, 2019 and December 31, 2018, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in note 39 to consolidated financial statements as of December 31, 2018, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2019 and December 31, 2018:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2019
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,979,681	828,725	130,847	1,020,109
Derivative Financial Instruments	17,199	9,242	7,957
Other financial assets	485,296	460,452		24,844
Financial assets delivered as guarantee	123,867	123,867
Equity instruments at fair value through profit or loss	1,510,031	6,555		1,503,476

At fair value through OCI
Other debt securities	88,635,012	88,635,012
Total	92,751,086	90,063,853	138,804	2,548,429

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	11,395	1,936	9,459
Total	11,395	1,936	9,459

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	2,635,247	982,116	362,079	1,291,052
Derivative Financial Instruments	17,293	13,732	3,561
Other financial assets	413,136	321,968		91,168
Financial Assets delivered as guarantee	150,456	150,456
Equity instruments at fair value through profit or loss	51,518	6,110		45,408

At fair value through OCI
Other debt securities	56,433,583	42,646,037	13,787,546
Total	59,701,233	44,120,419	14,153,186	1,427,628

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	1,369	593	776
Total	1,369	593	776

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available, as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2019 and December 31, 2018, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below there is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial instruments recognized at fair value, using the valuation technique based on the Bank’s own assumptions, as of June 30, 2019 and December 31, 2018:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) June 30, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,291,052	91,168	45,408
Transfers to Level 3
Transfers from Level 3
Profit and loss	218,246	4,606	37,372
Purchases, sales, issuance and settlement	(489,189)	(70,930)	1,420,696	(*)
Amount at end of the period	1,020,109	24,844	1,503,476

(*) It is related to the reclassification from non current assets held for sale. Additionally, see note 9 to these condensed consolidated interim financial statements.

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2018
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and loss	(200,279)	(92,022)	9,634
Purchases, sales, issuance and settlement	1,455,490	21,439
Amount at end of the fiscal year	1,291,052	91,168	45,408

Instruments measured as level 3 include mainly Equity instruments at fair value through profit or loss and debt securities, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily available in the market.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2019 and December 31, 2018, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

Next follows a description of the methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed-rate financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

-	For public listed assets and liabilities, or prices reported by certain renowned suppliers of prices, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2019 and December 31, 2018:

	06/30/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	96,426,815	96,426,815			96,426,815
Other financial assets	3,615,156	3,615,156			3,615,156
Loans and other financing	178,851,248		134,303	160,296,868	160,431,171
Other debt securities	8,746,236	146,837	8,587,579		8,734,416
Financial assets delivered as guarantee	7,033,139	6,840,307	192,832		7,033,139
	294,672,594	107,029,115	8,914,714	160,296,868	276,240,697

Financial liabilities
Deposits	284,259,137	124,406,753		160,288,332	284,695,085
Repo transactions	277,594	277,594			277,594
Other financial liabilities	14,833,230	14,070,103	834,283		14,904,386
Financing received from the BCRA and other financial entities	2,198,014	1,743,294	419,505		2,162,799
Issued corporate bonds	6,193,414		4,669,286		4,669,286
Subordinated corporate bonds	17,191,816		14,658,078		14,658,078
	324,953,205	140,497,744	20,581,152	160,288,332	321,367,228

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	74,766,039	74,766,039			74,766,039
Other financial assets	2,586,448	2,586,448			2,586,448
Loans and other financing	178,874,755		186,951	162,375,447	162,562,398
Other debt securities	8,151,176	173,337	7,165,102	2,749	7,341,188
Financial assets delivered as guarantee	6,605,764	6,573,772	31,992		6,605,764
	270,984,182	84,099,596	7,384,045	162,378,196	253,861,837

Financial liabilities
Deposits	237,954,419	106,273,098		131,778,797	238,051,895
Repo transactions	164,469	164,469			164,469
Other financial liabilities	15,318,513	15,152,415	166,522		15,318,937
Financing received from the BCRA and other financial entities	2,998,010	2,532,284	432,346		2,964,630
Issued corporate bonds	6,377,311		4,981,686		4,981,686
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778
	278,101,112	124,122,266	17,841,332	131,778,797	273,742,395

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

6.1 Associates entities

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, we used accounting information of Macro Warrants SA as of March 31, 2019. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between April 1, 2019, and June 30, 2019.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	06/30/2019	12/31/2018
Total assets	24,638	18,111
Total liabilities	7,240	2,269
Shareholders’ equity	17,398	15,842
Proportional Bank’s interest	5%	5%
Investment carrying amount	870	792

As of June 30, 2019 and 2018 the investment carrying amount in the net income amounted to 243 and 84, respectively.

6.2. Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	06/30/2019	12/31/2018
Total assets	302,455	270,287
Total liabilities	59,995	59,639
Shareholders’ equity	242,460	210,648
Proportional Bank’s interest	50%	50%
Investment carrying amount	121,230	105,324

As of June 30, 2019 and 2018 the investment carrying amount in the net income amounted to 48,174 and 24,425, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of June 30, 2019 and December 31, 2018, according to the abovementioned, the remaining investment amounted to 1,684 and 2,707, respectively. Additionally, as of June 30, 2018, the investment carrying amount in the net income for Banco Macro SA – Gestiva SA Unión transitoria de empresas, amounted to 15,639.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

7.	OTHER FINANCIAL AND NON FINANCIAL ASSETS

The breakdown of other financial and non financial assets as of June 30, 2019 and December 31, 2018 is as follows:

Other financial assets	06/30/2019	12/31/2018
Sundry debtors (note 9)	3,427,854	1,808,232
Receivables from spot sales of foreign currency pending settlement	689,019	235,643
Receivables from other spot sales pending settlement	622,040	421,261
Private securities	485,296	413,136
Receivables from spot sales of government securities pending settlement	23,853	111,699
Other	41,616	14,628
Allowances (note 9)	(1,189,226)	(5,015)
	4,100,452	2,999,584

Other non financial assets	06/30/2019	12/31/2018
Advanced prepayments	350,819	157,835
Investments in property (Exhibit F)	303,845	273,604
Prepayments for the purchase of assets	159,398	159,231
Tax advances	59,820	147,091
Other	111,904	96,308
	985,786	834,069

8.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2019 and December 31, 2018, amounts related to transactions generated with related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

	Information as of June 30, 2019
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS
Cash and deposits in banks		340					340
Derivative financial instruments						3,096	3,096
Other financial assets	82						82
Loans and other financing (2)
Documents						392,177	392,177
Overdrafts					250	1,190,613	1,190,863
Credit cards					21,628	90,702	112,330
Leases			4,516			5,794	10,310
Personal loans					332		332
Mortgage loans					64,328	309	64,637
Other loans					76,071	203,074	279,145
Guarantees granted						272,908	272,908
Other non financial assets	3,128						3,128

Total assets	3,210	340	4,516		162,609	2,158,673	2,329,348

LIABILITIES

Deposits		12	397,078	12,252	1,591,648	4,444,720	6,445,710
Other financial liabilities	21,495				49	304	21,848
Issued corporate bonds			10,785				10,785
Total liabilities	21,495	12	407,863	12,252	1,591,697	4,445,024	6,478,343

(1)	These transactions are eliminated during the consolidation process.
(2)	The maximum financing amount for loans and other financing as of June 30, 2019 for Banco de Tucumán SA, Macro Securities SA, Key management personnel and other related parties amounted to 2,980,000, 5,188, 195,372 and 2,955,515, respectively.

	Information as of December 31, 2018
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS
Cash and deposits in banks		583					583
Other financial assets	2,504		25,276	20,660			48,440
Loans and other financing (2)
Documents						331,699	331,699
Overdrafts			6		3,505	161,905	165,416
Credit cards			286		19,011	51,424	70,721
Leases			5,746			1,407	7,153
Personal loans					1,388		1,388
Mortgage loans					54,824	356	55,180
Other loans						232,670	232,670
Guarantees granted						391,699	391,699
Other nonfinancial assets			83,178				83,178
Total assets	2,504	583	114,492	20,660	78,728	1,171,160	1,388,127

LIABILITIES

Deposits		13	311,073	1,774,149	4,890,280	984,659	7,960,174
Other financial liabilities				101,232	31	514	101,777
Financing received from the BCRA and other financial entities	301,742						301,742
Issued corporate bonds			11,231				11,231
Subordinated corporate bonds						46,605	46,605
Other nonfinancial liabilities						119	119
Total liabilities	301,742	13	322,304	1,875,381	4,890,311	1,031,897	8,421,648

(1)	These transactions are eliminated during the consolidation process.
(2)	The maximum financing amount for loans and other financing as of December 31, 2018 for Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, associates, Key management personnel and other related parties amounted to 2,550,000, 0, 7,216, 0, 82,297 and 1,551,047, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

As of June 30, 2019 and 2018, income (loss) related to transactions generated with related parties are as follows:

	Information as of June 30, 2019
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
INCOME / (LOSS)

Interest income	33,844		2,155		2,049	79,420	117,468
Interest expense	(65,981)			(1,275)	(367,890)	(155,231)	(590,377)
Commissions income	4		285	81	21	2,028	2,419
Net income from measurement of financial instruments at fair value through profit or loss						3,096	3,096
Other operating income	17,028	1				5	17,034
Administrative expenses						(11,271)	(11,271)
Other operating expenses						(31,962)	(31,962)
(Loss) / income	(15,105)	1	2,440	(1,194)	(365,820)	(113,915)	(493,593)

(1)	These transactions are eliminated during the consolidation process.

	Information as of June 30, 2018
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates		Key management personnel	Other related parties	Total
INCOME / (LOSS)

Interest income	185,047		1,069			1,266	21,107	208,489
Interest expense				(92,890)		(69,810)	(390)	(163,090)
Commissions income	5		141	54		7	2,520	2,727
Other operating income	11,693	1					7	11,701
Administrative expenses	(4)						(4,568)	(4,572)
Other operating expenses			(1)	(473,715	)(2)		(11,051)	(484,767)
Income / (loss)	196,741	1	1,209	(566,551)		(68,537)	7,625	(429,512)

(1)	These transactions are eliminated during the consolidation process.
(2)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA (see note 9).

Transactions generated by the Bank with its related parties for transactions arranged the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2019 and 2018, totaled 93,601 and 52,123 respectively.

In addition, fees received by the Directors as June 30, 2019 and 2018 amounted to 558,108 and 315,616 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	06/30/2019	12/31/2018
Board of Directors	23	24
Senior managers of the key management personnel	15	15
	38	39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

9.	NONCURRENT ASSETS HELD FOR SALE – PRISMA MEDIOS DE PAGO SA

As of December 31, 2018, the Bank maintained recorded its investment in Prisma Medios de Pago SA (“Prisma”), under noncurrent assets held for sale, due to the obligation to transfer all its shares within the scope of the Divestment obligation undertaken with the Argentine Antitrust Commission. Therefore, the investment was valued according to IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale. As of December 31, 2018 the investment amount, included in this item, amounted to 105,287.

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred during the next 5 years as follows: (i) 30% of such amount in Pesos adjusted by UVA at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, and therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

Profits generated by the sale were recorded in the item “Other operating income” (see note 17). The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets” and for such amounts an allowance was recorded, according to BCRA rules (see note 7).

The remaining of the Bank holding in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts and taking into account parameters established by BCRA on this subject.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

10.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of June 30, 2019 and December 31, 2018.

The expected terms to settle these obligations are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

	06/30/2019
	Within 12 months	Beyond 12 months	06/30/2019	12/31/2018

For administrative, disciplinary and criminal penalties	718		718	718
Commercial claims in progress	484,003	89,646	573,649	571,394
Labor lawsuits	53,804	83,811	137,615	110,095
Pension funds - reimbursement	63,654	55,988	119,642	124,278
Other	163,727	31,129	194,856	239,409
	765,906	260,574	1,026,480	1,045,894

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

11.	OTHER FINANCIAL AND NON FINANCIAL LIABILITIES

The breakdown of other financial and non financial liabilities as of June 30, 2019 and December 31, 2018 is as follows:

Other financial liabilities	06/30/2019	12/31/2018
Financing liabilities	6,127,273	8,094,000
Payment orders pending settlement foreign exchange	2,088,659	1,594,191
Credit card settlement - due to merchants	1,795,629	1,606,821
Collections and other transactions on account and behalf others	984,483	740,331
Amounts payable for spot purchases pending settlement	859,974	931,910
Finance leases liabilities (note 3)	560,365
Amounts payable for spot purchases of foreign currency pending settlement	325,700	691,612
Amounts payable for spot purchases of government securities pending settlement	33,102	62,870
Other	2,058,045	1,596,778
	14,833,230	15,318,513

Other non financial liabilities	06/30/2019	12/31/2018
Salaries and payroll taxes payables (see note 32.1.c)	3,264,042	1,842,754
Withholdings	1,422,014	1,197,945
Taxes payables	1,320,813	1,372,317
Miscellaneous payables	684,085	623,265
Retirement pension payment orders pending settlement	349,382	255,331
Fees payables	218,909	154,072
Other	422,053	429,433
	7,681,298	5,875,117

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

12.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2019 and December 31, 2018:

06/30/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	96,426,815
Debt securities at fair value through profit or loss	635,721	621,396	722,564
Derivative instruments		17,199
Other financial assets	2,169,030	1,931,422
Loans and other financing (1)	1,031,983	113,439,172	64,380,093
Other debt securities		88,111,216	9,270,032
Financial assets delivered as guarantee	6,840,307	316,699
Equity instruments at fair value through profit or loss	1,510,031
Total assets	108,613,887	204,437,104	74,372,689

Liabilities
Deposits	113,439,827	170,769,569	49,741
Derivative financial instruments		11,395
Repo transactions		277,594
Other financial liabilities		14,667,239	165,991
Financing received from BCRA and other financial entities		1,969,297	228,717
Issued corporate bonds		275,817	5,917,597
Subordinated corporate bonds		212,496	16,979,320
Total liabilities	113,439,827	188,183,407	23,341,366

12/31/2018	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	74,766,039
Debt securities at fair value through profit or loss		1,680,677	954,570
Derivative instruments		17,293
Other financial assets	1,676,223	1,257,151	66,210
Loans and other financing (1)	1,208,855	112,131,606	65,534,294
Other debt securities	2,748	56,504,434	8,077,577
Financial assets delivered as guarantee	6,573,772	182,448
Equity instruments at fair value through profit or loss	51,518
Total assets	84,279,155	171,773,609	74,632,651
Liabilities
Deposits	103,394,451	134,489,434	70,534
Derivative financial instruments		1,369
Repo transactions		164,469
Other financial liabilities		15,172,438	146,075
Financing received from BCRA and other financial entities		2,827,666	170,344
Issued corporate bonds		305,759	6,071,552
Subordinated corporate bonds		165,070	15,123,320
Total liabilities	103,394,451	153,126,205	21,581,825

(1)	The amounts included in “without due date”, are related with the non-performing portfolio.

13.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

14.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Act 27430, amended by Act 27468, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

a)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period;

b)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively; and

c)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, must be calculated if the assumptions mentioned in items (a) and (b) are verified and shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following immediate fiscal years.

At the closing date of an intermediate period, the Bank shall assess whether the parameters established by the income tax Act to restart the inflation adjustment are met at the closing date of the fiscal year, and, if it is applicable, to recognize an income tax for an intermediate period (current and deferred), according to the abovementioned standard. In that regard, particularly as applicable to the necessary estimates for the issuance of these condensed consolidated interim financial statements as of June 30, 2019 the Bank assessed that as of the date of issuance thereof, it can not be concluded yet that for the fiscal year ended 2019 the inflation adjustment shall be applied. The Bank shall continue monitoring the real and projected inflation level, for the fiscal year ended 2019, in order to conclude about the need to apply the inflation adjustment on income tax.

b)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	06/30/2019		06/30/2018
	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Current income tax expense	5,900,056	2,849,458	3,200,398	1,431,044
Loss / (Gain) for deferred income tax	139,735	24,227	(304,819)	(160,278)
Income tax expense recorded in the statement of income	6,039,791	2,873,685	2,895,579	1,270,766
Income tax (gain) / loss recorded in other comprehensive income	(22,139)	22,578	(26,651)	(10,071)
	6,017,652	2,896,263	2,868,928	1,260,695

15.	COMMISSIONS INCOME

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	4,255,095	2,121,867	3,443,186	1,850,189
Commissions related to credit cards	2,071,842	1,055,210	1,430,914	744,782
Commissions related to insurance	457,522	232,398	341,735	172,118
Commissions related to trading and foreign exchange transactions	163,412	91,827	85,468	47,084
Commissions related to securities	115,249	94,504	47,276	25,506

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

	06/30/2019		06/30/2018
Description (contd.)	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Commissions related to loans and other financing	57,233	34,497	41,745	24,726
Commissions related to loans commitments and financial guarantees	2,441	237	178	33
Performance obligations satisfied over certain time period
Commissions related to credit cards	86,074	30,767	33,606	20,714
Commissions related to trading and foreign exchange transactions	6,172	5,085	1,033	770
Commissions related to loans and other financing	4,906	2,969	6,710	3,720
Commissions related to obligations	1,385	567	2,207	1,290
Commissions related to loans commitments and financial guarantees			275	12
	7,221,331	3,669,928	5,434,333	2,890,944

16.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Translation of foreign currency assets and liabilities into pesos	(609,059)	(128,614)	(1,315,530)	(1,336,523)
Income from foreign currency exchange	891,282	461,460	453,842	324,243
	282,223	332,846	(861,688)	(1,012,280)

17.	OTHER OPERATING INCOME

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Sale of noncurrent assets held for sale (note 9)	2,340,692	413
Services	697,310	330,888	624,977	320,962
Adjustments and interest from other receivables	245,570	130,581	80,095	40,181
Sale of investment property and other nonfinancial assets	170,270	166,224	137,123	27,202
Initial recognition of loans	69,565	42,010	56,530	33,750
Adjustments from other receivables with CER clauses	54,951	37,370
Sale of property, plant and equipment	5,376	3,110	1,450	731
Other	513,074	273,584	296,203	178,412
	4,096,808	984,180	1,196,378	601,238

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

18.	EMPLOYEE BENEFITS

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Salary	5,303,440	3,004,538	3,354,242	1,838,841
Payroll taxes (see note 32.1.c)	2,031,005	1,555,035	657,121	364,336
Compensations and bonuses to employees	553,595	275,502	343,392	184,926
Employee services	161,040	81,421	106,078	54,984
	8,049,080	4,916,496	4,460,833	2,443,087

19.	ADMINISTRATIVE EXPENSES

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Maintenance, conservation and repair expenses	596,100	316,388	374,072	207,801
Taxes	565,679	299,353	449,841	223,653
Fees to directors and statutory audits	613,377	290,701	309,878	147,389
Electricity and communications	442,715	234,239	237,298	121,874
Security services	432,170	220,331	314,847	167,550
Other fees	363,367	199,076	229,507	124,424
Advertising and publicity	142,926	91,635	87,564	55,312
Leases	100,890	48,082	137,875	73,696
Representation, travel and transportation expenses	72,993	39,528	53,260	30,423
Insurance	45,557	24,338	24,014	13,328
Stationery and office supplies	36,784	19,196	26,127	13,251
Hired administrative services	7,720	4,093	8,043	4,527
Other	977,101	514,549	699,208	366,296
	4,397,379	2,301,509	2,951,534	1,549,524

20.	OTHER OPERATING EXPENSES

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Turnover tax	3,685,837	1,830,344	2,465,221	1,309,284
For credit cards	1,303,648	676,416	857,347	479,720
Charges for other provisions	421,181	235,852	353,418	187,593
Deposit guarantee fund contributions	222,117	118,069	132,926	68,972
Donations	71,712	37,165	47,584	24,647
Interest on the lease liability	37,531	20,598
Loss from sale or impairment of investments in properties and other non financial assets	1,102	1,102
Insurance claims	20,806	9,955	22,080	11,688
Other	1,288,964	1,019,561	468,172	235,681
	7,052,898	3,949,062	4,346,748	2,317,585

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

21.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash and deposits in banks	96,426,815	74,766,039	50,309,607	35,561,574
Debt securities at fair value through profit or loss	270,291			20,415
Other debt securities	88,017,438	55,674,674	38,037,240	20,009,665
Loans and other financing	212,242	189,042	144,308	93,871
	184,926,786	130,629,755	88,491,155	55,685,525

22.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2019, amounted to 669,663. Since December 31, 2016, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2016	584,563	584,563
Capital stock increase as approved by Shareholders’ Meeting held on April 28, 2017 (1)	85,100	85,100
As of December 31, 2017	669,663	669,663
Own shares acquired (2)		(28,948)	28,948
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (2)		(1,317)	1,317
As of June 30, 2019	669,663	639,398	30,265

(1)	Related to the capital stock increase arising from (i) the issue of 74,000,000 new, common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered Class “B” shares, outstanding upon issuance, formalized on June 19, 2017, and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribe 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

The public offering of the new shares was authorized by CNV Resolution No, 18,716 dated on May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine banking system.

(2)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,113,925.

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 995,786.

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 298,196 of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 98,353, and in January 2019 were settled 1,316,865 common shares for an amount of 199,843.

On April 30, 2019, the Shareholders’ Meeting of Banco Macro SA, decided, among other issues, to decrease capital stock for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, according to section 98, from BYMA Regulations, equivalent to all the own shares acquired abovementioned which, as of the date of issuance of these condensed consolidated interim financial statements, was not effective. In addition, the abovementioned Shareholders’ Meeting decided to increase capital stock from 669,663 to 669,679 through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4).

23.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 22 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2018 and 2017 to the shareholders of the Bank amount to 3,348,315 and 701,476, respectively, which considering the number of shares outstanding to the date of effective payment represented 5 and 1.20 pesos per share, respectively.

The Shareholders’ Meeting held on April 30, 2019, resolved to distribute cash dividends for 6,393,978, which considering the number of shares outstanding at the date of such resolution, represented 10 pesos per share. These cash dividends were paid and were available on May 14, 2019.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

24.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above-mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.300% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11816 on February 28, 2019.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,000 (from March 1, 2019) which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

25.	RESTRICTED ASSETS

As of June 30, 2019 and December 31, 2018, the following Bank’s assets are restricted:

Item	06/30/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	89,046	92,659
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	78,007	108,633
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	70,216	64,703
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the categories contemplated under General Resolution No. 622/2013 of the CNV, as amended.	21,245	24,998
• Federal government treasury bonds in pesos, maturing 2021 for minimum statutory guarantee account required for Agents to act in the categories contemplated under General Resolution No. 731 of the CNV	10,421	10,378
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	2,019	6,609
• Other public and private securities.	23,202	23,881
Subtotal debt securities at fair value through profit or loss and other debt securities	294,156	331,861

Other financial assets

• Sundry debtors – Other	769	2,414
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	827
Subtotal Other financial assets	1,596	3,241

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	28,232	32,501
Subtotal loans and other financing	28,232	32,501

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Item (contd.)	06/30/2019	12/31/2018
Financial assets delivered as a guarantee

• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	5,991,836	5,719,689
• Guarantee deposits related to credit and debit card transactions.	614,505	747,487
• Forward purchase for repo transactions	316,699	182,448
• Other guarantee deposits	233,966	106,596
Subtotal Financial assets delivered as a guarantee	7,157,006	6,756,220
Other nonfinancial assets

• Real property related to a call option sold	100,854	73,006
Subtotal Other nonfinancial assets	100,854	73,006
Total	7,581,844	7,196,829

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They are related to the following risk funds: Risk fund of Los Grobo SGR and Risk fund of Avaluar SGR as of June 30, 2019 and December 31, 2018.

26.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

26.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public offerings (Consubond, Garbarino, Accicom, Secubono, Carfacil Agrocap and Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public offering (Consubond, PVCRED, Credimas, Garbarino, Chubut Regalías Hidrocarburíferas, Secubono, Megabono, Credicuotas Consumos and Corebono) and certificates of participation (Saenz Créditos, Gas Tucumán and Arfintech).

As of June 30, 2019 and December 31, 2018, debt securities and certificates of participation in financial trusts for investment purposes total 985,352 and 1,383,743, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

26.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

As of June 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 39,850 and 69,842, respectively.

26.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 167,599 and 269,507, respectively.

26.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2019 and December 31, 2018, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 4,865,035 and 3,021,849, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

27.	COMPLIANCE WITH CNV REGULATIONS

27.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

27.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 21,000, as well as the minimum statutary guarantee account required of 12,000, which the Bank paid-in with government securities as described in note 25 and the cash deposits in BCRA accounts 000285 and 80285 belogning to the Bank.

27.1.2 Operations of Banco del Tucumán SA

Considering Banco del Tucumán SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), such Bank is registered with this agency under the following agent categories: mutual investment funds placement and distribution agent (ACyD FCI), and clearing and settlement agent and trading agent (ALyC and AN – Individual).

Additionally, the shareholders’ equity of this Subsidiary exceeds the minimum amount required by this regulation, amounting to 18,250, as well as the minimum statutary guarantee account required of 9,000, which the subsidiary paid-in with government securities.

27.1.3 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company exceeds the minimum amount required by this regulation, amounting to 18,125 and the minimum statutary guarantee account required of 9,000, which the Company paid-in with mutual fund shares.

27.1.4 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 500 plus 100 per each additional mutual fund it administers, and the minimum statutary guarantee account amounting to 1,100 and is paid-in with mutual fund shares.

27.1.5 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and nonfinancial trustee agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Additionally, the shareholders’ equity of such Company exceeds the minimum amount required by this regulation, amounting to 6,000, and the minimum statutary guarantee account amounting to 3,000 and is paid-in with mutual fund shares.

27.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2016 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

27.3 As depositary of mutual funds

As of June 30, 2019 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds (see Note 31):

Fund	Number of shares	Equity
Pionero Pesos	1,479,082,668	8,632,558
Pionero Renta Ahorro	624,200,261	6,850,075
Pionero F F	60,612,133	552,462
Pionero Renta	5,426,681	120,492
Pionero Acciones	9,564,636	286,314
Pionero Renta Plus	988,883	26,285
Pionero Empresas FCI Abierto Pymes	209,532,535	782,266
Pionero Pesos Plus	491,706,100	1,716,160
Pionero Renta Ahorro Plus	177,289,379	462,163
Pionero Renta Mixta I	24,205,841	48,792
Pionero Renta Mixta II	26,374	50
Pionero Renta Estratégico	531,964,850	796,913
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	258,169,862	299,740
Pionero Ahorro Dólares	61,176,823	2,734,477
Pionero Renta Global	50,000	2,122
Pionero Renta Fija Dólares	10,082,207	374,378
Argenfunds Renta Pesos	580,223,698	1,886,731
Argenfunds Renta Argentina	26,390,536	116,813
Argenfunds Ahorro Pesos	200,970,568	1,186,150
Argenfunds Renta Privada FCI	47,257,500	307,294
Argenfunds Abierto Pymes	195,990,306	247,503
Argenfunds Renta Total	947,208,901	2,200,403
Argenfunds Renta Flexible	385,303,238	844,940
Argenfunds Renta Dinámica	182,638,682	368,575
Argenfunds Renta Mixta	336,888	40
Argenfunds Renta Global	84,940,967	187,178
Argenfunds Renta Capital	34,960,515	1,509,185
Argenfunds Renta Balanceada	85,988,206	178,960
Argenfunds Liquidez	740,067,271	761,978
Argenfunds Retorno Absoluto	162,281,555	162,709
Argenfunds Renta Crecimiento	466,648	18,112

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

28.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2019 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA	Banco del Tucumán SA
Cash and deposits in banks
Amounts in BCRA accounts	66,298,607	3,817,355

Other debt securities
BCRA Internal Bills computable for the minimum cash requirements	18,610,722
Government securities computable for the minimum cash requirements	8,355,004

Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	5,444,752	547,084
Total	98,709,085	4,364,439

29.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA and Banco del Tucumán SA as of June 30, 2019:

Banco Macro SA

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued.

Penalties imposed by the BCRA

Financial summary proceedings: No. 1380 dated 03/11/2013.

Reason: alleged excess in the assets used for guarantee purposes, with effects on related statutory operation ratios; alleged failure to fulfill with the limitations of deposit increase, book records observations, neglect to present the corresponding accounting disclosure of such excess and failures according to Bank’s requirements. Penalty amount: 2,000.

Proceeding filed against: former Banco Privado de Inversiones SA, Directors, Statutory Audit Committee and Corporate Services Manager (Alejandro Manuel Estrada, Raúl Fernandez, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: on 06/12/2015 the BCRA passed Judgment No. 527, imposing fines to those responsible. For that reason on 07/10/2015 a direct appeal was filed against such resolution with the Court of Appeals in Contentious Administrative Matters (CNACAF, for its acronyms in Spanish), which was confirmed. Upon such decision, the Bank filed a Federal Extraordinary Appeal which was also dismissed. Therefore, on 08/16/2016 a motion for reconsideration of dismissal of appeal was lodged before the Argentine Supreme Court of Justice (CSJN, for its acronyms in Spanish). On 06/19/2019, the CSJN decided to dismiss the appeal, ending the fine imposed by the Central Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Financial summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the nonfinancial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: on 03/02/2015 the BCRA passed Resolution No. 183/15 imposing fines to the Bank. Therefore and against such resolution, a direct appeal was filed to the CNACAF. Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. Consequently, the BCRA filed a federal extraordinary appeal, which was dismissed. Finally, BCRA lodged a motion for reconsideration of dismissal of the extraordinary appeal with the CSJN, which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on June 25, 2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running.

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential noncompliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential noncompliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On June 7, 2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The case file is still pending submission to the Federal Civil and Commercial Court of Appeals in and for the City of Buenos Aires.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutary audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2019 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related with observations over an overall inspection performed by BCRA. On 06/15/218, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. As of the date, is pending to issue an administrative resolution.

Banco del Tucumán SA

Penalties imposed by the BCRA

Financial Summary Proceedings: No. 1349 dated 09/07/2012.

Reason: alleged breach of the provisions of Communiqué “A” 3054, OPRAC 1-476, Exhibit, Article 2, section 2.1 and Article 3, section 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit, Article 4, section 41., regarding the financing to the nonfinancial public sector, for the acquisition of secured loans without the appropriate authorization by the BCRA. Penalty amount: 1,440.

Proceedings filed against: Banco del Tucumán SA and the members of the Board of Directors (Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Status: on 03/12/2014 the BCRA issued Resolution No. 149/14 applying the fine to responsibles. For that reason, the Bank filed a direct appeal against the resolution of the SEFyC, before the CNACAF, who sustained Resolution No. 149/14. On 11/14/2014 the Bank filed a federal extraordinary appeal for arbitrariness of the decision issued by the Court of Appeals, which was dismissed; consequently the Bank filed lodged a motion for reconsideration of dismissal to the CSJN. This institution ordered the trial court to issue a new ruling on the request for unconstitutionality filed upon appealing the BCRA’s penalty. As a consequence, on 06/13/2019 the Courtroom IV of CNACAF issued a new resolution, whereby decided to dismissed the unconstitutionality request, thus it became final.

30.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 06/30/2019		06/30/2019	12/31/2018
Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	17,191,816	15,288,390

Nonsubordinated – Class B	Ps.	4,620,570,000	(a.2)	Ps.	3,391,052,000	3,308,957	3,460,899

Nonsubordinated – Class C	Ps.	3,207,500,000	(a.3)	Ps.	3,207,500,000	2,884,457	2,916,412

Total						23,385,230	21,665,701

a.1) On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred million US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

a.2) On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000, equivalent to the amount of purchases made to that date.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank made purchases of this issuance for a face value of pesos 147,955,000, with a remaining outstanding face value of 3,243,097,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

a.3) On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank made purchases of this issuance for a face value of pesos 523,000,000, with a remaining outstanding face value of pesos 2,684,500,000.

The Shareholder´s Meeting held on April 27, 2019, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent system.

31.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of June 30, 2019 and December 31, 2018:

Item	06/30/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	101,637,543	80,052,243

Preferred and other collaterals received from customers (1)	45,936,328	45,544,953

Outstanding checks not paid yet	4,122,382	3,353,434

Checks already deposited and pending clearance	1,874,690	1,680,896

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

32.	TAX AND OTHER CLAIMS

32.1.	Tax claims

The AFIP (Federal Public Revenue Agency) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

c)	Pursuant to section 2, Presidential Decree No. 814/01, the Bank began applying the 17% rate instead of the 21% rate to settle payroll taxes as from November 2012. According to such presidential decree, the contributions made by private sector employers and by those governed by section 1, Law No. 22,016, would be taxable at a single and reduced 16% rate (subsequently, 17%).

The Bank was included in the scope of the abovementioned presidential decree merely due to the state’s interest governed by General Business Associations Law No. 19,550 and based on the clarifications included subsequently in Tax Reform Law No. 27,430. The Argentine Government has an interest on the Bank through the ANSES-FGS (Sustainability Guarantee Fund), as a result of the nationalization of funds from AFJPs (private pension fund managers) in 2008. As of June 30, 2019, such interest represents 27.49% of the capital stock of Banco Macro S.A. and, by exercising its voting rights, it managed to appoint the members of the Board of Directors and the Statutory Audit Committee.

On February 20, 2018, the AFIP (Federal Public Revenue Agency) required Banco Macro to clarify the reasons for using such reduced rate. On March 14, 2018, the Bank provided a detailed explanation ratifying its position.

After different procedures and the submission of factual and legal grounds, as the Bank is allowed to do by law, the AFIP submitted the case file for consultation to the Ministry of Economy, which in turn submitted it to the Argentine Attorney General’s Office on April 3, 2019, to request its participation in its capacity as the superior authority of the body of Argentine Government’s attorneys and legal services for federal public administration, where the case file is lodged as of the date of issuance of the accompanying condensed consolidated financial statements.

Even though the Argentine Attorney General’s Office has issued no resolution in this regard as of the date of the accompanying interim condensed consolidated financial statements, the Bank decided to join the installment-payment plan from November 2012 through March 2019, pursuant to AFIP General Resolution No. 4477/2019. The plan offered 60 installments, an interest rate that is significantly lower than current rates applicable to tax or social security obligations and a material fine reduction. This entailed an economic and financial benefit for the Bank because, in connection with the settlement of the abovementioned social security payables and even within the context of appeals against resolutions affecting its rights, it would have required the full payment of the periods challenged –potentially obtaining the reimbursement of the amounts paid– at a 6% annual nominal rate, in accordance with the legal framework then effective.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

32.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No.7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

Furthermore, there is a case challenging the Bank for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It is styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAR and interest. Although this court decision shall be appeal, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware that the Court of Appeals approved related actions against other two banks.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

33.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Pursuant to Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated at the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated. This withholding shall not be applicable to earnings distributions accrue in the fiscal years beginning as of January 1, 2018.

c)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met.

In addition, profits may only be distributed to the extent there are positive results, after deducting, on a nonaccounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which as of June 30, 2019 amounted to 3,475,669 and is recognized in a special reserve in the Shareholders’ Equity.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above-mentioned adjustments, among other issues.

Finally, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

d)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

34.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institutions, the activities of Banco Macro SA and Banco del Tucumán SA are governed by the Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA and are exposed to intrinsic risks related to the financial industry. Moreover, they adhere to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplemented. Detailed explanations about the main aspects related to capital management and corporate governance transparency policy and risk management related to the Bank, are disclosed in note 39 to the consolidated financial statements as of December 31, 2018, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2019, together with the integration thereof (computable equity) as of the end of such month:

Description	06/30/2019
Minimum capital requirements	23,020,664
Computable equity	73,986,138
Capital surplus	50,965,474

35.	ADDITIONAL DISCLOSURES

The table below shows the amounts corresponding to the detail of Government and private debt securities as of June 30, 2019 and December 31, 2018.

Description	06/30/2019	12/31/2018
Debt securities at fair value through profit or loss
Government debt securities	949,525	1,242,849
Private securities	1,030,156	1,392,398
Total debt securities at fair value through profit or loss	1,979,681	2,635,247

Other debt securities
At fair value through OCI
Government securities	617,574	758,909
Central Bank internal bills	85,343,976	55,069,908
Government securities – Foreign	2,673,462	604,766
Total at fair value through OCI	88,635,012	56,433,583

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 38)

(Figures expressed in thousands of Pesos)

Description (contd.)	06/30/2019	12/31/2018
At amortized cost Government securities	8,746,236	8,148,427
Private securities		2,749
Total at amortized cost	8,746,236	8,151,176
Total other debt securities	97,381,248	64,584,759
Equity instruments
At fair value through profit or loss	1,510,031	51,518
Total equity instruments	1,510,031	51,518

36.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility and, additionally certain political events and the level of economic growth, among other issues. At a local level, there is an increase in the prices for other relevant economic variables, such as salary costs, exchange rate, interest rates and prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the financial statements for future periods.

37.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

38.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

	06/30/2019	12/31/2018
COMMERCIAL

In normal situation	71,788,477	70,071,286
With senior “A” collateral and counter-collateral	2,439,754	2,554,501
With senior “B” collateral and counter-collateral	8,908,098	8,453,117
Without senior collateral or counter-collateral	60,440,625	59,063,668

Subject to special monitoring	160,069	213,632
In observation
With senior “A” collateral and counter-collateral	1,254	3,226
With senior “B” collateral and counter-collateral	51,844	68,007
Without senior collateral or counter-collateral	106,971	41,805
In negotiation or with financing agreements
With senior “A” collateral and counter-collateral		43,592
Without senior collateral or counter-collateral		57,002

Troubled	183,185	633,432
With senior “A” collateral and counter-collateral	5,466
With senior “B” collateral and counter-collateral	50,387	179,598
Without senior collateral or counter-collateral	127,332	453,834

With high risk of insolvency	380,267	283,394
With senior “A” collateral and counter-collateral	10,610	1,223
With senior “B” collateral and counter-collateral	287,374	182,130
Without senior collateral or counter-collateral	82,283	100,041

Irrecoverable	11,549
With senior “B” collateral and counter-collateral	11,313
Without senior collateral or counter-collateral	236

Subtotal Commercial	72,523,547	71,201,744

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	06/30/2019	31/12/2018
CONSUMER AND MORTGAGE

Performing	107,770,757	108,845,927
With senior “A” collateral and counter-collateral	2,190,007	2,959,968
With senior “B” collateral and counter-collateral	14,605,791	14,552,408
Without senior collateral or counter-collateral	90,974,959	91,333,551
Low risk	1,804,919	2,074,849
With senior “A” collateral and counter-collateral	17,508	48,130
With senior “B” collateral and counter-collateral	126,509	192,993
Without senior collateral or counter-collateral	1,660,902	1,833,726
Medium risk	1,571,138	1,420,894
With senior “A” collateral and counter-collateral	15,558	16,916
With senior “B” collateral and counter-collateral	71,329	79,214
Without senior collateral or counter-collateral	1,484,251	1,324,764
High risk	1,375,888	961,047
With senior “A” collateral and counter-collateral	23,608	13,707
With senior “B” collateral and counter-collateral	75,559	39,126
Without senior collateral or counter-collateral	1,276,721	908,214
Irrecuperable	415,484	234,151
With senior “A” collateral and counter-collateral	7,898	1,260
With senior “B” collateral and counter-collateral	43,487	26,998
Without senior collateral or counter-collateral	364,099	205,893
Irrecoverable according to Central Bank's rules	207	904
Without senior collateral or counter-collateral	207	904
Subtotal consumer and mortgage	112,938,393	113,537,772
Total	185,461,940	184,739,516

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	06/30/2019	12/31/2018
Loans and other financing	178,851,248	178,874,755
+ Allowances for loans and other financing	4,573,068	4,160,745
+ Adjustment IFRS (adjustment amortized cost and fair value)	164,304	257,071
+ Debt securities of financial trust - Measured at amortized cost		2,749
Guarantees provided and contingent liabilities	1,873,320	1,444,196
Total computable items	185,461,940	184,739,516

Delfín Jorge Ezequiel Carballo
Chairperson

            EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

	06/30/2019		12/31/2018
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	24,038,393	12.96	19,431,965	10.52
50 next largest customers	21,711,343	11.71	22,338,631	12.09
100 next largest customers	13,553,418	7.31	13,694,432	7.41
Other customers	126,158,786	68.02	129,274,488	69.98
Total (1)	185,461,940	100.00	184,739,516	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo
Chairperson

                EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non financial government sector		596,190	254,518	167,744	150,247	124,629		1,293,328
Financial sector		1,487,587	1,621,942	163,437	760,572	580,231	1,443	4,615,212
Non financial private sector and foreign residents	1,889,810	35,531,942	53,031,720	21,641,257	25,417,456	37,724,165	66,737,420	241,973,770

Total	1,889,810	37,615,719	54,908,180	21,972,438	26,328,275	38,429,025	66,738,863	247,882,310

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non financial government sector		156,275	403,613	434,592	745,089	968,517	323,784	3,031,870
Financial sector		1,097,205	1,733,758	1,205,293	1,698,740	598,110	22,143	6,355,249
Non financial private sector and foreign residents	1,896,929	52,337,082	23,411,664	25,455,967	30,819,902	35,342,048	69,687,361	238,950,953

Total	1,896,929	53,590,562	25,549,035	27,095,852	33,263,731	36,908,675	70,033,288	248,338,072

This exhibit discloses the contractual future cash flows that include interest and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

 EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Original value at	Total life			Depreciation for the period				Residual value at the end
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	of the period
Cost
Real property	7,368,876	50	28,025	9,310	340,877	3,978	69,253	406,152	6,981,439
Furniture and facilities	644,620	10	44,078	3,219	182,535	2,881	31,732	211,386	474,093
Machinery and equipment	1,515,832	5	228,714	30,290	781,852	30,035	139,166	890,983	823,273
Vehicles	139,588	5	19,053	6,164	85,201	4,627	13,569	94,143	58,334
Other	1,149	0	41		1,129	37	88	1,180	10
Work in progress	724,223	0	538,414	0	0	0			1,262,637
Right of use of leasing property	0	5	620,101	13,380	0	1,274	96,107	94,833	511,888
Total property, plant and equipment	10,394,288		1,478,426	62,363	1,391,594	42,832	349,915	1,698,677	10,111,674

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

	Original				Depreciation for the fiscal year				Residual value at the end
Item	value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	of the fiscal year
Cost
Real property (1)	5,291,944	50	2,856,372	779,441	422,212	177,032	95,697	340,877	7,027,998
Furniture and facilities	375,248	10	275,681	6,309	143,554	11	38,992	182,535	462,085
Machinery and equipment	1,046,933	5	585,627	116,728	571,215		210,637	781,852	733,980
Vehicles	117,949	5	38,465	16,825	78,659	14,150	20,692	85,201	54,388
Other	1,122	0	40	13	1,095	0	34	1,129	20
Work in progress	2,576,980	0	1,556,054	3,408,811	0	0	0	0	724,223
Total property, plant and equipment	9,410,176		5,312,239	4,328,127	1,216,735	191,193	366,052	1,391,594	9,002,694

Delfín Jorge Ezequiel Carballo
Chairperson

                  EXHIBIT F

                   (Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Original Value at beginning of	Useful life estimated in			Depreciation for the period				Residual value at the end of the
Item	fiscal year	years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	period
Cost
Rented properties	90,485	50			8,127		514	8,641	81,844
Other investment properties	198,596	50	34,073	2,164	7,350	159	1,313	8,504	222,001
Total investment property	289,081		34,073	2,164	15,477	159	1,827	17,145	303,845

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

	Original Value at	Useful life			Depreciation for the fiscal year				Residual value at the end
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	of the fiscal year
Cost
Rented properties		50	90,485	0	8,027		100	8,127	82,358
Other investment properties	658,974	50	303,503	763,881	19,965	18,680	6,065	7,350	191,246
Total investment property (1)	658,974		393,988	763,881	27,992	18,680	6,165	15,477	273,604

(1) During the fiscal year 2018, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

                      EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Original Value at beginning of	Useful life estimated in			Depreciation for the period				Residual value at the end of the
Item	fiscal year	years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	period
Cost
Licenses	600,446	5	265,405	37,497	271,952	37,495	63,763	298,220	530,134
Other intangible assets	1,887,767	5	458,122	11,263	815,244	11,262	191,740	995,722	1,338,904
Total intangible assets	2,488,213		723,527	48,760	1,087,196	48,757	255,503	1,293,942	1,869,038

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Original Value at	Useful life			Depreciation for the fiscal year				Residual value
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	at the end of the fiscal year
Cost
Licenses	344,671	5	256,269	494	195,765	3	66,425	262,187	338,259
Other intangible assets	1,206,227	5	754,508	72,968	527,111		297,898	825,009	1,062,758
Total intangible assets (1)	1,550,898		1,010,777	73,462	722,876	3	364,323	1,087,196	1,401,017

(1) During the fiscal year 2018, there were transfers between different lines of the item, that produce differences between the amounts at the end of one year and the beginning of other, without implying modifications of total this item.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	06/30/2019		12/31/2018
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	14,920,850	5.25	19,840,988	8.34
50 next largest customers	16,912,452	5.95	17,271,242	7.26
100 next largest customers	12,489,564	4.39	10,956,612	4.60
Other customers	239,936,271	84.41	189,885,577	79.80

Total	284,259,137	100.00	237,954,419	100.00

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	237,763,676	41,603,375	6,848,067	1,888,476	49,652	16,511	288,169,757

From the non-financial government sector	19,377,561	4,020,918	512,872	127,379			24,038,730
From the financial sector	243,587						243,587
From the non-financial private sector and foreign residents	218,142,529	37,582,457	6,335,195	1,761,097	49,652	16,511	263,887,441

Derivative instruments	2,349	8,128	918				11,395

Repo transactions	277,594						277,594

Other financial entities	277,594						277,594

Other Financial Liabilities	14,629,337	79,724	28,745	29,862	33,136	152,227	14,953,031

Financing received from the Central Bank of Argentina and other financial institutions	187,417	996,990	489,924	264,396	159,767	102,225	2,200,719

Issued corporate bonds	361,854		602,474	804,614	4,088,870	3,806,391	9,664,203

Subordinated corporate bonds			573,052	573,052	1,146,104	23,854,247	26,146,455

Total	253,222,227	42,688,217	8,543,180	3,560,400	5,477,529	27,931,601	341,423,154

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	198,459,625	33,817,014	7,493,854	1,310,113	64,511	15,985	241,161,102

From the non-financial government sector	17,319,378	1,670,962	639,754	46,091	206		19,676,391
From the financial sector	148,275						148,275
From the non-financial private sector and foreign residents	180,991,972	32,146,052	6,854,100	1,264,022	64,305	15,985	221,336,436

Liabilities at fair value through profit or loss

Derivative instruments	1,019		350				1,369

Repo transactions	164,667						164,667

Other Financial entities	164,667						164,667

Other Financial Liabilities	15,140,459	18,645	9,221	13,064	20,085	140,505	15,341,979

Financing received from the Central Bank of Argentina and other financial institutions	425,053	918,813	1,083,024	470,177	87,151	125,173	3,109,391

Issued corporate bonds	362,534		584,698	734,105	1,441,379	7,387,182	10,509,898

Subordinated corporate bonds			510,412	510,412	1,020,824	21,757,164	23,798,812

Total	214,553,357	34,754,472	9,681,559	3,037,871	2,633,950	29,426,009	294,087,218

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Amounts at beginning of		Decreases
Item	fiscal year	Increases	Reversals	Charge off	06/30/2019
For Administrative, disciplinary and criminal sanctions	718	50	0	50	718
Other	1,045,176	421,177	18,045	422,546	1,025,762
Total Provisions	1,045,894	421,227	18,045	422,596	1,026,480

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

	Amounts at beginning of		Decreases
Item	fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal sanctions	718				718
Other	694,201	1,103,870	17,424	735,471	1,045,176
Total Provisions	694,919	1,103,870	17,424	735,471	1,045,894

Delfín Jorge Ezequiel Carballo
Chairperson

 EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 38)

(Figures stated in thousands of pesos)

	06/30/2019					12/31/2018
	Total	Total per currency
Items	headquarter company and local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	57,164,219	56,892,852	192,644	21,030	57,693	42,745,328
Debt securities at fair value through profit or loss	380,168	380,168				388,276
Derivative instruments						2,738
Other financial assets	1,771,085	1,771,085				1,545,982
Loans and other financing	54,590,604	54,590,604				46,040,211
To the non-financial government sector	5	5				80
Other financial institutions	452,943	452,943				480,324
From the non-financial private sector and foreign residents	54,137,656	54,137,656				45,559,807
Other debt securities	3,142,575	3,142,575				1,217,229
Financial assets delivered as guarantee	1,240,639	1,240,639				929,442
Investments in equity instruments	7,357	7,357				5,746
TOTAL ASSETS	118,296,647	118,025,280	192,644	21,030	57,693	92,874,952

LIABILITIES
Deposits	92,506,709	92,506,709				71,357,886
Non-financial government sector	2,806,799	2,806,799				2,295,035
Financial sector	163,035	163,035				100,200
Non-financial private sector and foreign residents	89,536,875	89,536,875				68,962,651
Other financial liabilities	3,457,167	3,377,505	71,690		7,972	2,618,946
Financing from Central Bank and other financial Institutions	1,924,070	1,924,070				2,598,810
Subordinated corporate bonds	17,191,816	17,191,816				15,288,390
Other non-financial liabilities	43,893	43,893				34,948
TOTAL LIABILITIES	115,123,655	115,043,993	71,690		7,972	91,898,980

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
For measurement of financial assets at fair value through profit or loss
Gain from government securities	39,083	202,949
Gain from private securities	144,985	294,131
(Loss)/ Gain from derivative financial instruments
Forward transactions	(12,515)	286,841
Gain from other financial assets	49,783	100,839
Gain from equity instruments at fair value through profit or loss	8,625	1,410,040
Loss from sales of financial assets at fair value	(97,298)	(188,296)
TOTAL	132,663	2,106,504

Delfín Jorge Ezequiel Carballo

Chairperson

 EXHIBIT Q

 (Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
Interest income
For cash and bank deposits	34,533	65,998
For government securities	537,906	1,046,042
For debt securities		1,398
For loans and other financing
Financial sector	355,590	849,476
Non-financial private sector	0
Overdrafts	1,739,288	3,610,841
Documents	1,086,052	2,286,975
Mortgage loans	1,673,353	2,983,388
Pledge loans	124,676	253,203
Personal loans	6,004,506	11,789,678
Credit cards	2,677,605	5,244,447
Financial leases	43,372	87,278
Other	1,027,347	2,151,197
For repo transactions
Central Bank of Argentina	0	9,381
Other financial institutions	1,616,883	1,929,589
TOTAL	16,921,111	32,308,891
Interest expenses
From deposits
Non-financial private sector
Checking accounts	(52,003)	(170,003)
Saving accounts	(152,855)	(249,564)
Time deposits and investments accounts	(13,368,251)	(23,740,014)
For Financing received from Central Bank of Argentina and other financial institutions	(61,353)	(104,681)
For repo transactions
Other financial institutions	(107,558)	(178,415)
For other financial liabilities	(26,266)	(57,276)
Issued corporate bonds	(469,695)	(921,882)
For subordinated corporate bonds	(310,708)	(591,200)
TOTAL	(14,548,689)	(26,013,035)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
From Equity Instruments at fair value through profit or loss	14,413,076	23,420,010	66,463	(82,771)
Total	14,413,076	23,420,010	66,463	(82,771)

	Income for the period
Commissions income	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
Commissions related to obligations	2,122,434	4,256,480
Commissions related to credits	39,582	63,405
Commissions related to loans commitments and financial guarantees	237	2,441
Commissions related to securities value	94,504	115,249
Commissions for credit cards	1,085,977	2,157,916
Commissions for insurance	232,398	457,522
Commissions related to trading and foreign exchange transactions	94,796	168,318
Total	3,669,928	7,221,331

	Loss for the period
Commissions expenses	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
Commissions related to trading and foreign exchange transactions	(19,120)	(28,294)
Other
Commissions paid ATM exchange	(124,422)	(235,679)
Checkbooks commissions and compensating cameras	(65,611)	(121,919)
Commissions Credit cards and foreign trade	(69,084)	(133,729)
Total	(278,237)	(519,621)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
For measurement of financial assets at fair value through gain or loss
Gain from government securities	38,986	93,984
Gain from private securities	20,149	50,918
Loss from derivative financial instruments
Forward transactions	(3,295)
Gain from other financial assets	8,943	45,121
Gain from equity instruments at fair value through profit or loss	5,293	39,924
Loss from sales of financial assets at fair value	(110,462)	(21,084)
For measurement of financial liabilities at fair value through gain or loss
Loss from derivative financial instruments
Forward transactions	(5,970)	(5,970)
Total	(46,356)	202,893

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
Interest income
For cash and bank deposits	1,999	4,970
For debt securities	50,221	102,372
For loans and other financing
Financial sector	204,521	371,391
Non-financial private sector	0
Overdrafts	961,674	1,742,250
Documents	727,134	1,384,429
Mortgage loans	784,990	1,363,590
Pledge loans	142,293	292,123
Personal loans	5,021,197	9,596,118
Credit cards	1,545,210	2,901,411
Financial leases	33,844	67,702
Other	953,640	1,815,923
For repo transactions
Central Bank of Argentina	7,068	22,656
Other financial institutions	38,698	58,244
Total	10,472,489	19,723,179
Interest expenses
For deposits
Non-financial private sector
Checking accounts	0
Saving accounts	(64,207)	(117,841)
Time deposits and investments accounts	(3,813,810)	(6,769,747)
For Financing received from Central Bank of Argentina and other financial institutions	(21,627)	(35,008)
For repo transactions
Other financial institutions	(24,342)	(55,312)
For other financial liabilities	(3,452)	(32,472)
Issued corporate bonds	(422,246)	(595,933)
For subordinated corporate bonds	(174,356)	(313,406)
Total	(4,524,040)	(7,919,719)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
From government debt securities	3,144,039	5,231,120	(61,725)	(123,475)
Total	3,144,039	5,231,120	(61,725)	(123,475)

	Income for the period
Commissions income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
Commissions related to obligations	1,851,479	3,445,393
Commissions related to credits	25,496	42,778
Commissions related to loans commitments and financial guarantees	45	453
Commissions related to securities value	25,506	47,276
Commissions for credit cards	765,496	1,464,520
Commissions for insurance	172,118	341,735
Commissions related to trading and foreign exchange transactions	50,804	92,178
Total	2,890,944	5,434,333

	Loss for the period
Commissions expenses	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
Portfolio transfer for administration service
Commissions related to debt securities	(76)	(208)
Commissions related to trading and foreign exchange transactions	(10,275)	(17,028)
Other
Commissions paid ATM exchange	(72,597)	(135,317)
Checkbooks commissions and compensating cameras	(43,657)	(80,997)
Commissions Credit cards and foreign trade	(82,953)	(160,933)
Total	(209,558)	(394,483)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

			Decreases
Item	Balances at beginning of the fiscal year	Increases	Reversals	Charge off	06/30/2019
Other financial assets	5,015	1,184,268	46	11	1,189,226
Loans and other financing	4,160,745	2,092,741	69,715	1,610,703	4,573,068
Other financial institutions	52,121	5,150	26,758	0	30,513
To the non-financial private sector and foreign residents	0	0	0	0	0
Overdrafts	282,498	91,473	2,698	41,650	329,623
Documents	354,248	79,277	1,003	40,218	392,304
Mortgage loans	272,753	63,820	1,566	18,886	316,121
Pledge loans	77,524	10,619	1,021	985	86,137
Personal loans	1,720,698	969,398	51	711,445	1,978,600
Credit cards	814,844	369,406	459	271,012	912,779
Financial leases	5,570	1,129	771	0	5,928
Other	580,489	502,469	35,388	526,507	521,063
TOTAL OF ALLOWANCES	4,165,760	3,277,009	69,761	1,610,714	5,762,294

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 38)

(Figures stated in thousands of pesos)

			Decreases
Item	Balances at beginning of the fiscal year	Increases	Reversals	Charge off	12/31/2018
Other financial assets	5,131	1,850	131	1,835	5,015
Loans and other financing	2,666,738	3,100,127	40,961	1,565,159	4,160,745
Other financial institutions	31,251	25,571	4,701		52,121
To the non-financial private sector and foreign residents					0
Overdrafts	139,833	201,391	7,209	51,517	282,498
Documents	202,505	193,753	1,546	40,464	354,248
Mortgage loans	152,116	153,332	14,208	18,487	272,753
Pledge loans	74,380	29,647	3,929	22,574	77,524
Personal loans	1,207,483	1,495,470	267	981,988	1,720,698
Credit cards	590,483	575,386	1,005	350,020	814,844
Financial leases	6,487	273	1,190	0	5,570
Other	262,200	425,304	6,906	100,109	580,489
TOTAL OF ALLOWANCES	2,671,869	3,101,977	41,092	1,566,994	4,165,760

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31,2018

(Translation of the Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	06/30/2019	12/31/2018
ASSETS
Cash and Deposits in Banks			89,670,120	68,178,537
Cash			8,043,423	9,319,226
Central Bank of Argentina			66,298,607	46,046,332
Other Local and Foreign Entities			15,325,435	12,370,152
Other			2,655	442,827
Debt Securities at fair value through profit or loss		A	1,589,311	2,150,737
Derivative Financial Instruments			17,199	14,555
Other financial assets	7	R	2,893,806	2,263,655
Loans and other financing		B, C, D and R	165,014,934	165,209,389
Non financial Public Sector			1,093,219	1,768,254
Other Financial Entities			4,024,374	5,573,806
Non financial Private Sector and Foreign Residents			159,897,341	157,867,329
Other Debt Securities		A	91,672,704	62,654,466
Financial Assets delivered as guarantee	24		6,547,992	6,323,938
Equity Instruments at fair value through profit or loss	9	A	1,502,944	47,020
Investment in associates and joint arrangements			5,648,805	4,888,171
Property, Plant and Equipment		F	9,543,492	8,512,492
Intangible Assets		G	2,054,322	1,591,857
Other Non financial Assets	7		860,415	629,239
Non current assets held for sale	9		440,795	804,017
TOTAL ASSETS			377,456,839	323,268,073

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2019 AND DECEMBER 31,2018

(Translation of the Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	06/30/2019	12/31/2018
LIABILITIES
Deposits		H and I	262,545,318	219,761,923
Non financial Public Sector			17,723,361	11,729,037
Financial Sector			243,581	148,269
Non financial Private Sector and Foreign Residents			244,578,376	207,884,617
Derivative Financial Instruments		I	10,782	1,369
Repo Transactions		I	277,594	164,469
Other Financial Liabilities	11	I	13,437,901	14,128,235
Financing received from the Central Bank of Argentina and other financial entities		I	2,194,956	3,297,393
Issued Corporate Bonds	29	I	6,204,199	6,388,191
Current Income Tax Liabilities	14.a)		4,022,214	2,712,536
Subordinated Corporate Bonds	29	I	17,191,816	15,288,390
Provisions	10	J	953,692	969,754
Deferred Income Tax Liabilities			457,879	254,957
Other Non-financial Liabilities	11		7,216,335	5,454,286
TOTAL LIABILITIES			314,512,686	268,421,503
SHAREHOLDERS’ EQUITY
Capital Stock	22	K	669,663	669,663
Non capital contributions			12,428,461	12,428,461
Adjustments to Shareholders’ Equity			4,511	4,511
Earnings Reserved			34,806,871	21,995,937
Unappropriated Retained Earnings				3,475,669
Other Comprehensive Income			658,908	543,086
Net Income for the period/ fiscal year			14,375,739	15,729,243
TOTAL SHAREHOLDERS’ EQUITY			62,944,153	54,846,570
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			377,456,839	323,268,073

The notes 1 to 36 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2018	Accumulated from beginning of year up to 06/30/2018
Interest income		Q	29,480,872	52,257,246	12,583,479	22,970,178
Interest expense		Q	(13,549,669)	(24,085,331)	(4,206,052)	(7,343,191)
Net Interest income			15,931,203	28,171,915	8,377,427	15,626,987
Commissions income	15	Q	3,354,194	6,642,141	2,727,401	5,137,854
Commissions expense		Q	(243,742)	(447,329)	(187,226)	(344,842)
Net Commissions income			3,110,452	6,194,812	2,540,175	4,793,012
Subtotal (Net Interest income +Net Commissions income)			19,041,655	34,366,727	10,917,602	20,419,999
Net Income/ (Loss) from measurement of financial instruments at fair value through profit or loss		Q	(1,691)	1,852,791	(85,021)	96,157
Profit/ (Loss) from sold assets at amortized cost			(624)	6,397	75	(2,870)
Differences in quoted prices of gold and foreign currency	16		328,440	232,826	(1,127,210)	(1,002,687)
Other operating income	17		912,541	3,832,736	383,768	775,697
Allowances for loan losses			(780,438)	(2,859,882)	(508,939)	(1,026,020)
Net Operating Income			19,499,883	37,431,595	9,580,275	19,260,276
Employee benefits	18		(4,561,328)	(7,396,204)	(2,214,303)	(4,051,480)
Administrative expenses	19		(2,069,084)	(3,960,843)	(1,390,793)	(2,652,897)
Depreciation of Property, plant and equipment		F and G	(301,735)	(576,949)	(157,560)	(304,752)
Other Operating Expenses	20		(3,676,182)	(6,539,949)	(2,094,705)	(3,913,040)
Operating Income			8,891,554	18,957,650	3,722,914	8,338,107
Income from associates and joint arrangements			893,966	1,226,344	496,314	896,270
Income before tax on continuing operations			9,785,520	20,183,994	4,219,228	9,234,377
Income tax on continuing operations	14		(2,753,213)	(5,808,255)	(1,103,578)	(2,576,545)
Net Income from continuing operations			7,032,307	14,375,739	3,115,650	6,657,832
Net Income for the period			7,032,307	14,375,739	3,115,650	6,657,832

Delfín Jorge Ezequiel Carballo
Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

 (Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2018	Accumulated from beginning of year up to 06/30/2018
Net Profit	7,032,307	14,375,739	3,115,650	6,657,832

PLUS: Potential diluted earnings per common share

Net Profit	7,032,307	14,375,739	3,115,650	6,657,832

Weighted average of outstanding common shares for the fiscal year	639,398	639,406	669,663	669,663

PLUS: Weighted average of the number of additional common shares with dilution effects

Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,398	639,406	669,663	669,663
Basic earnings per share	10.9983	22.4830	4.6526	9.9421

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of the Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2018	Accumulated from beginning of year up to 06/30/2018
Net Income for the period			7,032,307	14,375,739	3,115,650	6,657,832
Foreign currency translation differences in financial statements conversion			(34,318)	176,449	344,455	398,114
Foreign currency translation differences for the period			(34,318)	176,449	344,455	398,114
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))			45,114	(42,601)	(23,164)	(61,999)
Profit or losses for the period from financial instruments at fair value through OCI		Q	64,449	(60,859)	(33,092)	(88,570)
Income tax	14		(19,335)	18,258	9,928	26,571
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(1,232)	(18,026)	(28,488)	(34,803)
Income for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(1,232)	(18,026)	(28,488)	(34,803)
Total Other Comprehensive Income that will be reclassified to profit or loss for the period			9,564	115,822	292,803	301,312
Total Other Comprehensive Income			9,564	115,822	292,803	301,312
Total Comprehensive Income			7,041,871	14,491,561	3,408,453	6,959,144

The notes 1 to 36 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R, are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	19,204,912	54,846,570
Total comprehensive income for the period
- Net income for the period										14,375,739	14,375,739
-Other comprehensive income for the period						176,449	(60,627)				115,822
Own shares in portfolio	22	(1,317)	1,317
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal Reserve								3,145,849		(3,145,849)
Normative Reserve									3,475,669	(3,475,669)
Cash Dividends									(6,393,978)		(6,393,978)
Other									12,583,394	(12,583,394)
Amount at the end of the period		639,398	30,265	12,428,461	4,511	1,046,410	(387,502)	10,018,536	24,788,335	14,375,739	62,944,153

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Amount at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023
Total comprehensive income for the period
- Net income for the period										6,657,832	6,657,832
-Other comprehensive income for the period						398,114	(96,802)				301,312
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
Legal Reserve								1,877,755		(1,877,755)
Cash Dividends									(3,348,315)		(3,348,315)
- Other									7,511,018	(7,511,018)

Amount at the end of the period		669,663		12,428,461	4,511	535,262	(29,390)	6,872,687	19,531,157	10,133,501	50,145,852

The notes 1 to 36 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R, are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2019	06/30/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		20,183,994	9,234,377
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		576,949	304,752
Allowance for loan losses		2,859,882	1,026,020
Difference in quoted prices of foreign currency		(2,413,455)	(3,449,362)
Other adjustments		(33,466)	891,568
Net increase/ (decrease) from operating assets:
Debt Securities at fair value though profit and loss		561,426	(236,002)
Derivative financial instruments		(2,644)	(34,650)
Repo transactions		-	1,263,650
Loans and other financing
Non-financial public sector		675,035	(156,165)
Other financial entities		1,549,432	26,402
Non-financial private sector and foreign residents		(4,889,894)	(22,018,558)
Other debt securities		(1,308,515)	9,661,225
Financial assets delivered as guarantee		(224,054)	209,945
Equity instruments at fair value through profit or loss		(35,228)	(8,039)
Other assets		(1,047,235)	(1,162,743)
Net increase/ (decrease) from operating liabilities:
Deposits
Non-financial public sector		5,994,324	4,372,167
Financial sector		95,312	44,014
Non-financial private sector and foreign residents		36,693,759	27,884,104
Liabilities at fair value through profit or loss		-	(6,450)
Derivative financial instruments		9,413	11,044
Repo transactions		113,125	(858,860)
Other liabilities		(127,258)	1,556,580
Payments for Income Tax		(4,068,971)	(3,941,745)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		55,161,931	24,613,274

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Items	Notes	06/30/2019	06/30/2018
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(1,492,922)	(599,556)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(1,492,922)	(599,556)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(6,393,978)	(3,348,315)
Acquisition or redemption of equity instruments		(199,843)	-
Non subordinated corporate bonds		(1,048,284)	(404,300)
Central Bank of Argentina		(1,246)
Financing from local financial entities		(415,473)	(374,669)
Subordinated Corporate Bonds		(606,105)	(292,893)
Other payments related to financing activities		(134,559)	-
Proceeds:
Financing to local financial entities		-	3,206,999
Central Bank of Argentina		-	4,376
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(8,799,488)	(1,208,802)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		4,331,785	7,509,308
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		49,201,306	30,314,224
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	21	123,248,445	51,788,928
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	172,449,751	82,103,152

The notes 1 to 36 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R, are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries banco del Tucumán SA, Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

Macro Compañía Financiera SA was created in 1977 as a nonbanking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, Banco Macro SA acquired control over Banco del Tucumán SA. Additionally, on May 21, 2019 the Bank acquired 100% of Argenpay SA (see note 1 to the condensed consolidated interim financial statements).

On August 7, 2019, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank and its subsidiary Banco del Tucumán SA to the provincial and municipal governments.

In addition, as mentioned in note 2.4 to the condensed consolidated interim financial statement, the Bank acquired shares of Banco del Tucumán SA for an amount of 456,757. This transaction was registered by the acquisition method. The difference between the consideration paid and the application of the purchase price method gave rise to goodwill recognition for an amount of 210,927.

On the other hand, on October 17, 2018, the Board of Directors of Banco Macro SA, decided to initiate negotiations for the merger reorganization between Banco Macro SA and Banco del Tucuman SA (see additionally note 2 to the condensed consolidated interim financial statements).

On April 30, and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and the technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA (see additionally note 2 to the condensed consolidated interim financial statements).

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

On February 12, 2014 the BCRA, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing the financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Additionally, through Communiqués “A” 6114, the BCRA set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. If section 5.5 “Impairment”, mentioned in (i) above had applied, according to a global estimation performed by the Bank, as of June 30, 2019 and December 31, 2018, the shareholders’ equity would have increased by 1,338,696 and 202,257, respectively. The figures stated as of June 30, 2019 includes 1,183,817 generated by the allowance mentioned in note 9 to the condensed consolidated interim financial statements.

As of June 30, 2019, the conditions to apply inflation adjustments in the separate financial statement for the six-month period ended on that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, for the reasons described in section “measuring unit” of this note, financial institutions, transitorily, cannot apply the abovementioned standard.

Note 3 to the condensed consolidated interim financial statements presents a detailed description of the basis for the presentation of these condensed separate interim financial statements. The main accounting policies used and the relevant information of the subsidiaries as well as all that is explained therein shall apply to these condensed separate interim financial statements.

These condensed separate interim financial statements, were prepared in accordance with the framework set forth by the Central Bank as mentioned in the previous paragraphs, for which these condensed separate interim financial statements, are based on IAS 34 “Interim Financial Reporting”. In that sense, these condensed separate interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual separate financial statements for the fiscal year ended December 31, 2018. Nevertheless, the present condensed separate interim financial statements do not include all the information or all the disclosures required for the annual separate financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed separate interim Financial Statements must be read together with the annual separate financial statements for the fiscal year ended December 31, 2018, already issued.

Measuring unit

IFRS require that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be restated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) a quantitative indicator which is the most common in practice, consisting of a three-year cumulative inflation rate of 100% or above. Whilst in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figure, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the Argentine financial entities that are required to apply the IFRSs adopted by the BCRA through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes will be used, as prepared and published on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the CABA is used.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Considering the abovementioned indexes, the inflation rate was 22.40% and 16.03% for the six-month periods ended on June 30, 2019 and 2018, respectively, and 47.64% for the fiscal year ended on December 31, 2018.

Notwithstanding the above, as established by BCRA Communiqué “A” 6651, financial institutions shall start the inflation adjustment on its financial statements according to IAS 29, for the fiscal years beginning on January 1, 2020.

The nonrecognition of changes in the general purchasing power under hyperinflationary conditions, may distort accounting information and, therefore, this situation should be taken into account in the interpretation of the Bank’s information on these condensed separate interim financial statements over financial position, the result of its operations and its cash flows.

Below there is a description of the main impacts if IAS 29 were to be applied:

(a)	Financial Statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the current measuring unit at end of the reporting period.

(b)	To sum up, the restating mechanism provided by IAS 29 is as follows:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

(iii)	Nonmonetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these nonmonetary items.

(iv)	Nonmonetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets and other nonmonetary cost shall be determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the nonmonetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

(vi)	The restatement of nonmonetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of nonmonetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

(vii)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that when the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

(viii)	At the beginning of the first period of application of the restatement of financial statements in constant currency, the components of equity, except for the retained earnings, are restated according IAS 29, and the retained earning amount is determinated as a difference, once the equity items were restated.

If the Bank, according to a global estimation, had applied IAS 29, the Shareholders’ equity as of June 30, 2019 and December 31, 2018 would have increased by 9,948,569 and 20,014,790, respectively, including the effects for the application of section 5.5. “Impairment” of the IFRS 9 abovementioned; on the other hand, the comprehensive income for the six-month period would have decreased by 9,691,520.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income for the fiscal year in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

As of the date of these condensed separate interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

New standards adopted

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the statement of financial position, since they imply a possible liability for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and are, therefore, an integral part of the total risk of the Bank.

As of June 30, 2019 and December 31, 2018, the Bank maintains the following contingent transactions:

	06/30/2019	12/31/2018
Overdraft and unused agreed commitments (*)	1,677,392	634,288
Guarantees granted (*)	693,067	940,990
Letters of credit	99,438	256,788
	2,469,897	1,832,066

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

(*)	Includes transactions not covered by BCRA debtor classification standards. For overdraft and unused agreed commitments, it includes an amount of 405,623 and 221,220, as of June 30, 2019 and December 31, 2018, respectively. For guarantees granted it includes the amount of 190,954 and 166,650, as of June 30, 2019 and December 31, 2018, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy detail in note 39 to the consolidated financial statements as of December 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 5 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial assets and liabilities at fair value measurement, as of June 30, 2019 and December 31, 2018:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2019
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,589,311	498,824	130,847	959,640
Derivative Financial Instruments	17,199	9,242	7,957
Other financial assets	24,844			24,844
Financial assets delivered as guarantee	123,867	123,867
Equity instruments at fair value through profit or loss	1,502,944	6,458		1,496,486
At fair value through OCI
Other debt securities	82,926,468	82,926,468

Total	86,184,633	83,564,859	138,804	2,480,970

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Description (contd.)	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2019
	Total	Level 1	Level 2	Level 3
Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	10,782	1,323	9,459
Total	10,782	1,323	9,459

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	2,150,737	591,483	268,202	1,291,052
Derivative Financial Instruments	14,555	10,994	3,561
Other financial assets	91,168			91,168
Financial Assets delivered as guarantee	150,456	150,456
Equity instruments at fair value through profit or loss	47,020	4,777		42,243

At fair value through OCI
Other debt securities	55,296,382	41,508,836	13,787,546
Total	57,750,318	42,266,546	14,059,309	1,424,463

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	1,369	593	776
Total	1,369	593	776

Below there is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, of the financial instruments recognized at fair value, using the valuation technical information based on the Bank’s own assumptions, as of June 30, 2019 and December 31, 2018:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) June 30, 2019
Description	Debt Securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,291,052	91,168	42,243
Transfers to Level 3
Transfers from Level 3
Profit and loss	218,246	4,606	33,547
Purchases, sales, issuance and settlement	(549,658)	(70,930)	1,420,696	(*)
Amount at end of the period	959,640	24,844	1,496,486

(*)	It is related to the reclassification according to IFRS 5 of non current assets held for sale. Additionally, see note 9 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2018
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	35,841	161,751	33,197
Transfers to Level 3
Transfers from Level 3
Profit and loss	(200,279)	(92,022)	9,046
Purchases, sales, issuance and settlement	1,455,490	21,439
Amount at end of the fiscal year	1,291,052	91,168	42,243

Instruments measured as level 3 include mainly equity instruments at fair value through profit or loss and debt securities, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily observable in the market.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2019 and December 31, 2018, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2019 and December 31, 2018:

	06/30/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	89,670,120	89,670,120			89,670,120
Other financial assets	2,868,962	2,868,962			2,868,962
Loans and other financing	165,014,934		121,413	148,475,254	148,596,667
Other debt securities	8,746,236	146,837	8,587,579		8,734,416
Financial assets delivered as guarantee	6,424,125	6,231,293	192,832		6,424,125
	272,724,377	98,917,212	8,901,824	148,475,254	256,294,290

Financial liabilities
Deposits	262,545,318	113,760,087		149,194,888	262,954,975
Repo transactions	277,594	277,594			277,594
Other financial liabilities	13,437,901	12,681,740	827,317		13,509,057
Financing received from the BCRA and other financial entities	2,194,956	1,743,294	416,447		2,159,741
Issued corporate bonds	6,204,199		4,680,071		4,680,071
Subordinated corporate bonds	17,191,816		14,658,078		14,658,078
	301,851,784	128,462,715	20,581,913	149,194,888	298,239,516

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial Assets
Cash and deposits in banks	68,178,537	68,178,537			68,178,537
Other financial assets	2,172,487	2,172,487			2,172,487
Loans and other financing	165,209,389		175,685	150,201,015	150,376,700
Other debt securities	7,358,084	173,337	7,158,360		7,331,697
Financial assets delivered as guarantee	6,173,482	6,141,490	31,992		6,173,482
	249,091,979	76,665,851	7,366,037	150,201,015	234,232,903

Financial liabilities
Deposits	219,761,923	99,926,237		119,925,037	219,851,274
Repo transactions	164,469	164,469			164,469
Other financial liabilities	14,128,235	13,962,137	166,522		14,128,659
Financing received from the BCRA and other financial entities	3,297,393	2,532,284	731,729		3,264,013
Issued corporate bonds	6,388,191		4,992,566		4,992,566
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778
	259,028,601	116,585,127	18,151,595	119,925,037	254,661,759

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 6 to the condensed consolidated interim financial statements.

7.	OTHER FINANCING AND NON FINANCING ASSETS

The breakdown of other financial and non financial assets as of June 30, 2019 and December 31, 2018 is as follows:

Other financial assets	06/30/2019	12/31/2018
Sundry debtors (note 9)	3.303.763	1.676.034
Amounts receivables from spot sales of foreign currency pending settlements	689.019	235.643
Private securities	24.844	91.168
Amounts receivables from spot sales of government securities pending settlements	23.853	253.992
Other	41.515	11.749
Allowances (note 9)	(1.189.188)	(4.931)
	2.893.806	2.263.655

Other non financial assets	06/30/2019	12/31/2018
Advanced prepayment	333,754	141,654
Investment in property (Exhibit F)	246,415	213,874
Prepayments for the purchase of assets	159,398	159,231
Tax advances	34,108	33,185
Other	86,740	81,295
	860,415	629,239

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

8.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of a parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

The amounts related to transactions generated with related parties as of June 30, 2019 and December 31, 2019 for the periods or fiscal year, as applicable, are as follows:

	Information as of June 30, 2019
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS

Cash and deposits in banks		340					340
Derivative financial instruments						3,096	3,096
Other financial assets	82						82
Loans and other financing (1)
Documents						391,903	391,903
Overdrafts					250	1,166,475	1,166,725
Credit cards					18,662	90,663	109,325
Leases			4,516			5,794	10,310
Mortgage loans					60,375		60,375
Other loans						279,143	279,143
Guarantees granted						272,908	272,908
Other non financial assets	3,128						3,128

Total assets	3,210	340	4,516		79,287	2,209,982	2,297,335

LIABILITIES
Deposits		12	397,078	12,252	1,545,443	1,335,777	3,290,562
Other financial liabilities	21,495				46	304	21,845
Issued corporate bonds			10,785				10,785

Total liabilities	21,495	12	407,863	12,252	1,545,489	1,336,081	3,323,192

(1)	The maximum financing amount for loans and other financing as of June 30, 2019 for Banco del Tucumán SA, Macro Securities SA, Key management personnel and other related parties amounted to 2,980,000, 5,188, 106,580 and 3,036,205, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	Information as of December 31, 2018
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS

Cash and deposits in banks		583					583
Other financial assets	2,504		25,276	20,660			48,440
Loans and other financing (1)
Documents						331,265	331,265
Overdrafts			6		3,505	143,936	147,447
Credit cards			286		17,012	50,948	68,246
Leases			5,746			1,407	7,153
Personal loans					1,003		1,003
Mortgage loans					51,559		51,559
Other loans						232,670	232,670
Guarantees granted						391,699	391,699
Other nonfinancial assets			83,178				83,178

Total assets	2,504	583	114,492	20,660	73,079	1,151,925	1,363,243

LIABILITIES
Deposits		13	311,073	1,774,149	4,859,377	589,610	7,534,222
Other financial liabilities				101,232	29	514	101,775
Financing received from the BCRA and other financial entities	301,742						301,742
Issued corporate bonds			11,231				11,231
Subordinated corporate bonds						46,605	46,605
Total Liabilities	301,742	13	322,304	1,875,381	4,859,406	636,729	7,995,575

(1)	The maximum financing amount for loans and other financing as of December 31, 2018 for Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, associates, Key management personnel and other related parties amounted to 2,550,000, 0, 7,216, 0, 79,066 and 1,533,270, respectively.

As of June 30, 2019 and 2018, income (loss) related to transactions generated with related parties are as follows:

	Information as of June 30, 2019
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
INCOME / (LOSS)
Interest income	33,844		2,155		1,850	74,071	111,920
Interest expense	(65,981)			(1,275)	(365,946)	(155,460)	(588,662)
Commissions income	4		285	81	8	2,022	2,400
Net income from measurement of financial instruments at fair value through profit or loss						3,096	3,096
Other operating income	17,028	1				10	17,039
Administrative expenses						(11,271)	(11,271)
Other operating expenses						(31,962)	(31,962)
(Loss) / income	(15,105)	1	2,440	(1,194)	(364,088)	(119,494)	(497,440)

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	Information as of June 30, 2018
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
INCOME / (LOSS)
Interest income	185,047		1,069		873	15,981	202,970
Interest expense				(92,890)	(69,006)	(371)	(162,267)
Commissions income	5		141	54	7	2,520	2,727
Other operating income	11,693	1				7	11,701
Administrative expenses	(4)					(4,568)	(4,572)
Other operating expenses			(1)	(473,715) (1)		(11,051)	(484,767)
Income / (loss)	196,741	1	1,209	(566,551)	(68,126)	2,518	(434,208)

(1)	These losses are mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

Transactions generated by the Bank with related parties for transactions arranged within the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2019 and 2018, totaled 77,112 and 41,285, respectively.

In addition, fees received by the Directors as of June 30, 2019 and 2018 amounted to 523,124 and 287,368, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	06/30/2019	12/31/2018
Board of Directors	13	14
Senior manager of the key management personnel	10	10
	23	24

9.	NONCURRENT ASSETS HELD FOR SALE – PRISMA MEDIOS DE PAGO SA

The Bank’s holding on Prisma Medios de Pago SA as of June 30, 2019 and December 31, 2018, is detailed in note 9 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

10.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of June 30, 2019 and December 31, 2018.

The expected terms to settle these obligations are as follows:

	06/30/2019
	Within 12 months	Beyond 12 months	06/30/2019	12/31/2018
For administrative, disciplinary and criminal penalties	718		718	718
Commercial claims	476,258	40,239	516,497	513,859
Labor lawsuits in progress	53,804	83,810	137,614	110,095
Pension funds - reimbursement	51,894	55,989	107,883	116,061
Other	159,851	31,129	190,980	229,021
	742,525	211,167	953,692	969,754

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed separate interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

11.	OTHER FINANCIAL AND NON FINANCIAL LIABILITIES

The breakdown of other financial and non financial liabilities as of June 30, 2019 and December 31, 2018 is as follows:

Other financial liabilities	06/30/2019	12/31/2018
Financing liabilities	5,817,705	7,719,014
Payments orders pending settlement foreign exchange	2,088,265	1,584,612
Credit card settlement - due to merchants	1,673,974	1,487,529
Collections and other transactions on account and behalf others	960,992	723,352
Finance leases liabilities	553,399
Amounts payable for spot purchases of foreign currency pending settlement	347,195	678,307
Amounts payable for spot purchases of government securities pending settlement	33,102	146,910
Amounts payable for spot purchases of other pending settlement		284,535
Other	1,963,269	1,503,976
	13,437,901	14,128,235

Other non financial liabilities	06/30/2019	12/31/2018
Salaries and payroll taxes payables (note 31.1)	3,094,762	1,706,975
Withholdings	1,369,684	1,151,327
Taxes payables	1,196,982	1,220,814
Miscellaneous payables	633,995	577,105
Retirement pension payment orders pending settlement	308,515	234,275
Fees payables	195,065	140,036
Other	417,332	423,754
	7,216,335	5,454,286

12.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2019 and December 31, 2018:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

06/30/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	89,670,120
Debt securities at fair value through profit or loss	635,721	343,146	610,444
Derivative instruments		17,199
Other financial assets	1,708,578	1,185,228
Loans and other financing (1)	1,024,155	107,938,606	56,052,173
Other debt securities		82,779,631	8,893,073
Financial assets delivered as guarantee	6,231,293	316,699
Equity instruments at fair value through profit or loss	1,502,944
Total assets	100,772,811	192,580,509	65,555,690
Liabilities
Deposits	110,482,451	152,015,117	47,750
Derivative instruments		10,782
Repo transactions		277,594
Other financial liabilities		13,271,910	165,991
Financing received from BCRA and other financial entities		1,966,239	228,717
Issued corporate bonds		276,602	5,927,597
Subordinated corporate bonds		212,496	16,979,320
Total liabilities	110,482,451	168,030,740	23,349,375

12/31/2018	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	68,178,537
Debt securities at fair value through profit or loss		1,349,106	801,631
Derivative instruments		14,555
Other financial assets	1,354,255	843,190	66,210
Loans and other financing (1)	1,198,862	106,719,119	57,291,408
Other debt securities		55,778,747	6,875,719
Financial assets delivered as guarantee	6,141,490	182,448
Equity instruments at fair value through profit or loss	47,020
Total assets	76,920,164	164,887,165	65,034,968
Liabilities
Deposits	97,057,501	122,635,635	68,787
Derivative instruments		1,369
Repo transactions		164,469
Other financial liabilities		13,982,160	146,075
Financing received from BCRA and other financial entities		3,127,049	170,344
Issued corporate bonds		306,639	6,081,552
Subordinated corporate bonds		165,070	15,123,320
Total liabilities	97,057,501	140,382,391	21,590,078

(1) The amounts included in “without due date”, are related with the non-performing portfolio.

13.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 13 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

14.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Act 27430, amended by Act 27468, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

a)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period;

b)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively; and

c)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, must be calculated if the assumptions mentioned in items (a) and (b) are verified and shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following immediate fiscal years.

At the closing date of an intermediate period, the Bank shall assess whether the parameters established by the income tax Act to restart the inflation adjustment are met at the closing date of the fiscal year, and, if it is applicable, to recognize an income tax for an intermediate period (current and deferred), according to the abovementioned standard. In that regard, particularly as applicable to the necessary estimates for the issuance of these condensed consolidated interim financial statements as of June 30, 2019, the Bank assessed that as of the date of issuance thereof, it can not be concluded yet that for the fiscal year ended 2019 the inflation adjustment shall be applied. The Bank shall continue monitoring the real and projected inflation level, for the fiscal year ended 2019, in order to conclude about the need to apply the inflation adjustment on income tax.

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	06/30/2019		06/30/2018
	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Current income tax expense	5,639,258	2,714,665	2,791,661	1,227,018
Loss / (Gain) for deferred income tax	168,997	38,548	(215,116)	(123,440)
Income tax expense recorded in the statement of income	5,808,255	2,753,213	2,576,545	1,103,578
Income tax (gain) / loss recorded in other comprehensive income	(18,258)	19,335	(26,571)	(9,928)
	5,789,997	2,772,548	2,549,974	1,093,650

15.	COMMISSIONS INCOME

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	3,911,329	1,955,824	3,148,944	1,687,673
Commissions related to credit cards	1,959,492	1,002,489	1,430,914	744,782
Commissions related to insurance	402,191	203,138	341,735	172,118

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

	06/30/2019		06/30/2018
Description (contd.)	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Commissions related to trading and foreign exchange transactions	163,412	91,827	85,468	47,084
Commissions related to loans and other financing	57,180	34,477	39,686	23,839
Commissions related to securities	47,559	26,814	47,098	25,366
Commissions related to loans commitments and financial guarantees	2,441	237	178	33
Performance obligations satisfied over certain time period
Commissions related to credit cards	86,074	30,767	33,606	20,714
Commissions related to trading and foreign exchange transactions	4,906	2,969	6,710	3,720
Commissions related to loans and other financing	6,172	5,085	1,033	770
Commissions related to obligations	1,385	567	2,207	1,290
Commissions related to loans commitments and financial guarantees			275	12
	6,642,141	3,354,194	5,137,854	2,727,401

16.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Translation of foreign currency assets and liabilities into pesos	(621,537)	(116,136)	(1,446,555)	(1,445,083)
Income from foreign currency exchange	854,363	444,576	443,868	317,873
	232,826	328,440	(1,002,687)	(1,127,210)

17.	OTHER OPERATING INCOME

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Sale of noncurrent assets held for sale (note 9)	2,340,692	413
Services	490,266	274,069	225,388	117,852
Adjustments and interest from other receivables	220,194	124,769	79,638	39,806
Sale of investment property and other nonfinancial assets	170,270	166,224	137,123	27,202
Initial recognition of loans	67,826	41,192	49,749	29,292
Adjustments from other receivables with CER clauses	54,951	37,370
Sale of property, plant and equipment	5,376	3,110	1,450	731
Other	483,161	265,394	282,349	168,885
	3,832,736	912,541	775,697	383,768

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

18.	EMPLOYEE BENEFITS

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Salary	4,823,087	2,732,396	3,047,406	1,662,263
Payroll taxes (see note 31.1)	1,932,056	1,502,000	604,346	335,957
Compensations and bonuses to employees	501,167	256,387	307,339	168,114
Employee services	139,894	70,545	92,389	47,969
	7,396,204	4,561,328	4,051,480	2,214,303

19.	ADMINISTRATIVE EXPENSES

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Fees to directors and statutory audits	578,863	274,475	280,021	133,011
Maintenance, conservation and repair expenses	526,488	277,751	336,298	185,454
Taxes	518,294	274,923	406,124	201,302
Electricity and communications	394,253	207,461	212,692	109,198
Security services	389,864	199,437	284,705	152,259
Other fees	331,183	184,500	211,607	114,454
Advertising and publicity	131,330	82,161	82,013	52,863
Leases	88,248	41,431	127,666	68,321
Representation, travel and transportation expenses	56,371	30,216	41,190	22,375
Insurance	35,015	18,437	17,609	9,816
Stationery and office supplies	29,246	15,403	20,966	10,558
Hired administrative services	1,205	529	2,979	2,093
Other	880,483	462,360	629,027	329,089
	3,960,843	2,069,084	2,652,897	1,390,793

20.	OTHER OPERATING EXPENSES

	06/30/2019		06/30/2018
Description	Accumulated from beginning of year up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of year up to 06/30/2018	Quarter ended 06/30/2018
Turnover tax	3,332,591	1,650,410	2,149,319	1,145,035
For credit cards	1,246,487	639,368	825,139	462,644
Charges for other provisions	379,049	213,327	317,921	167,968
Deposit guarantee fund contributions	206,123	109,880	122,578	63,600
Donations	71,476	37,027	40,726	21,114
Interest on the lease liability	36,112	19,918
Insurance claims	20,165	9,708	21,565	11,485
Other	1,247,946	996,544	435,792	222,859
	6,539,949	3,676,182	3,913,040	2,094,705

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

21.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the Balance Sheet:

	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash and deposits in banks	89,670,120	68,178,537	45,389,232	32,473,987
Debt securities at fair value				20,415
Other debt securities	82,779,631	55,069,908	36,713,920	19,294,526
	172,449,751	123,248,445	82,103,152	51,788,928

22.	CAPITAL STOCK

Note 22 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

23.	DEPOSIT GUARANTEE INSURANCE

Note 24 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.300% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 11816 issued on February 28, 2019.

24.	RESTRICTED ASSETS

As of June 30, 2019 and December 31, 2018 the following Bank’s assets are restricted:

Item	06/30/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	89,046	92,659

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB Loan No. 3174/OC-AR.	78,007	108,633

• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	70,216	64,703

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

Item (contd.)	06/30/2019	12/31/2018
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033, for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	21,245	14,620
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing IBD Loan of the Province of San Juan No. 2763/OC-AR.	2,019	6,609
Subtotal Debt securities at fair value through profit or loss and other debt securities	260,533	287,224

Other financial assets

• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in turnover tax	827	827
Subtotal other financial assets	827	827

Loans and other financing – Nonfinancial sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	7,934	10,000
Subtotal loans and other financing -	7,934	10,000

Financial assets delivered as guarantee
• Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	5,444,752	5,330,580
• Guarantee deposits related to credit and debit card transactions	571,390	715,022
• Forward purchase for repo transactions	316,699	182,448
• Other guarantee deposits	215,151	95,888
Subtotal Other financial assets delivered as guarantee	6,547,992	6,323,938
Other nonfinancial assets
• Real property related to call options sold	100,854	73,006
Subtotal Other nonfinancial assets	100,854	73,006
Total	6,918,140	6,694,995

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They correspond to the following risk funds: Risk Fund of Los Grobo SGR as of June 30, 2019 and December 31, 2018.

25.	TRUST AGREEMENTS

Note 26 to the condensed consolidated interim financial statements describe the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

25.1	Financial trusts for investment purposes

As of June 30, 2019 and December 31, 2018, the debt securities with investment purposes and certificate of participation in financial trusts for investment purpose total 985,352 and 1,380,994, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

25.2	Trusts created using financial assets transferred by the Bank (Securitization)

June 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 34,788 and 69,444, respectively.

25.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 167,599 and 269,507, respectively.

25.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 1,811,334 and 1,480,540, respectively.

26.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 27.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 21,000, as well as the minimum statutory guarantee account required of 12,000, which the Bank paid-in with government securities as described in note 24 to the these condensed separated interim financial statements and with cash deposits in BCRA accounts 00285 and 80285 belogning to the Bank.

In addition, note 27.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

27.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2019 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	66,298,607

Other debt securities
BCRA Internal Bills computable for the minimum cash requirements	18,610,722
Government securities computable for the minimum cash requirements	8,355,004

Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	5,444,752
Total	98,709,085

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

28.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 29 to the condensed consolidated interim financial statements describes the penalties applied and the proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA
-	Penalties applied by the BCRA
-	Penalties applied by the UIF

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

29.	ISSUANCE OF CORPORATE BONDS

Note 30 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as June 30, 2019 and December 31, 2018, under the terms and values therein expressed.

The carrying amount for corporate bonds recorded by the Bank in its separate interim financial statements is as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2019		06/30/2019	12/31/2018
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	17,191,816	15,288,390
Nonsubordinated – Class B	Ps.	4,620,570,000	Ps.	3,391,052,000	3,308,957	3,460,899
Nonsubordinated – Class C	Ps.	3,207,500,000	Ps.	3,207,500,000	2,895,242	2,927,292
Total					23,396,015	21,676,581

30.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of June 30, 2019 and December 31, 2018:

Item	06/30/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	82,160,439	63,662,007
Preferred and other collaterals received from customers (1)	44,698,951	44,383,138
Outstanding checks not paid yet	3,987,178	3,224,266
Checks already deposited and pending clearance	1,874,690	1,680,896

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

31.	TAX AND OTHER CLAIMS

31.1. Tax claims

Note 32.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by AFIP and the tax authorities of the relevant jurisdiction.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 36)

(Figures expressed in thousands of Pesos)

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

31.2. Other claims

Note 32.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those already disclosed.

32.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 33 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

33.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 34 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Additionally, the table below shows the minimum capital requirements measured on a separate basis, effective for the month of June 2019 together with the integration thereof (computable equity) as of the end of such month:

Description	06/30/2019
Minimum capital requirements	20,905,731
Computable equity	69,654,752
Capital surplus	48,749,021

34.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in note 36 to the condensed consolidated interim financial statements.

35.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

36.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

		Holdings				Position
		06/30/2019			12/31/2018	06/30/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	234,383	2,274	234,383		234,383
Debt Securities of Province of Río Negro in pesos - Badlar Private + 500 basis point - Maturity: 07-06-2020	32922		2	120,672	122,869	120,672		120,672
Bonds Par denominated in pesos - Maturity: 12-31-2038	45695		1	111,139	36,656	111,139		111,139
Consolidation bonds in pesos 6° Serie at 2%- Maturity: 03-15-2024	2420		1	58,585	48,396	58,585		58,585
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	38,143	66,862	38,143		38,143
Federal government treasury bonds in pesos - Maturity: 10-03-2021	5318		1	19,835	79,622	19,835		19,835
Federal government treasury bonds US dollars at 8% - Maturity: 10-08-2020	5468		1	10,392	34,844	10,392		10,392
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022	2571		1	6,767	169,663	6,767		6,767
Federal government bonds in pesos- Badlar Private + 200 Basic Points - Maturity: 04-03-2022	5480		1	4,383	38,419	4,383		4,383
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-06-2023	5324		1	3,757	5,622	3,757		3,757
Other				11,568	246,989	11,568		11,568
Subtotal local government securities				619,624	852,216	619,624		619,624
Private securities
Debt Securities in Financial Trusts Surcos	80034		3	261,247		261,247		261,247
Debt Securities in Financial Trusts Garbarino	80032		3	117,709	21,574	117,709		117,709
Debt Securities in Financial Trusts Consubond	80035		3	87,243	377,725	87,243		87,243
Debt Securities in Financial Trusts Megabono Series 180 Class A - Maturity: 12-24-2019	53887		3	76,150	165,980	76,150		76,150
Debt Securities in Financial Trust provisional Accicom Préstamos Personales	80033		3	66,191	32,716	66,191		66,191
Debt Securities in Financial Trusts Agrocap	80038		3	64,288	130,735	64,288		64,288
Debt Securities in Financial Trusts Secubono Series 189 Class A - Maturity: 03-30-2020	54228		3	62,341		62,341		62,341
Debt Securities in Financial Trusts Consubond Series 149 Class A - Maturity:10-25-2019	53968		3	42,450	111,017	42,450		42,450
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425		3	38,064	48,366	38,064		38,064
Debt Securities in Financial Trusts Secubono Series 182 - Maturity: 11-28-2019	54035		3	21,700		21,700		21,700
Other				132,304	410,408	132,304		132,304
Subtotal local private securities				969,687	1,298,521	969,687		969,687
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				1,589,311	2,150,737	1,589,311		1,589,311

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

		Holdings				Position
		06/30/2019			12/31/2018	06/30/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position

OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	146,837	144,844	146,837		146,837
'International bonds of the Argentina Republic in US dollars at 7.125 - Maturity: 06-28-2117	92208				81,630
Subtotal local government securities				146,837	226,474	146,837		146,837

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-05-2019	80013		1	23,221,658		23,221,658		23,221,658
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-03-2019	80009		1	17,300,434		17,300,434		17,300,434
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-01-2019	80005		1	16,954,951		16,954,951		16,954,951
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 07-04-2019	80011		1	13,607,552		13,607,552		13,607,552
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 07-02-2019	80007		1	11,695,036		11,695,036		11,695,036
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2019	80007				15,546,415
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-08-2019	80010				13,787,546
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-02-2019	80005				12,404,850
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-03-2019	80006				7,926,384
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2019	80009				5,404,713

Subtotal Central Bank of Argentina Bills				82,779,631	55,069,908	82,779,631		82,779,631

Total Other debt securities measured at fair value though other comprehensive income				82,926,468	55,296,382	82,926,468		82,926,468

Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Fixed rate 26% - Maturity: 11-21-2020	5330	8,587,579	2	8,587,579	7,201,040	8,587,579		8,587,579
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	146,837	1	158,657	157,044	158,657		158,657
Subtotal local government securities				8,746,236	7,358,084	8,746,236		8,746,236

Subtotal local private securities
Total Other debt securities measured at cost amortized				8,746,236	7,358,084	8,746,236		8,746,236

TOTAL OTHER DEBT SECURITIES				91,672,704	62,654,466	91,672,704		91,672,704

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT A

(continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

		Holdings				Position
		06/30/2019			12/31/2018	06/30/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position

Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA	80030		3	1,420,696		1,420,696		1,420,696
Mercado Abierto Electrónico SA	80023		3	46,181	22,292	46,181		46,181
C.O.E.L.S.A	80024		3	9,605	4,826	9,605		9,605
Sedesa	80015		3	6,973	3,975	6,973		6,973
Argentina Clearing SA	80025		3	4,569	4,569	4,569		4,569
Mercado a Término Rosario SA	80020		3	3,663	3,663	3,663		3,663
Proin SA	80019		3	1,478	513	1,478		1,478
Provincanje SA	80027		3	1,218	379	1,218		1,218
Sanatorio Las Lomas SA	80017		3	694	600	694		694
Argencontrol SA	80018		3	232	179	232		232
Other				278	278	278		278
Subtotal local				1,495,587	41,274	1,495,587		1,495,587

- Foreign
Banco Latinoamericano de Comercio Exterior SA	80028		1	6,458	4,777	6,458		6,458
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80029		3	899	969	899		899
Subtotal foreign				7,357	5,746	7,357		7,357

Total measured at fair value through profit or loss				1,502,944	47,020	1,502,944		1,502,944

TOTAL EQUITY INSTRUMENTS				1,502,944	47,020	1,502,944		1,502,944

TOTAL GOVERNMENT AND PRIVATE SECURITIES				94,764,959	64,852,223	94,764,959		94,764,959

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

	06/30/2019	12/31/2018
COMMERCIAL
In normal situation	71,430,640	69,702,689
With senior “A” collateral and counter-collateral	2,429,294	2,542,734
With senior “B” collateral and counter-collateral	8,867,120	8,381,277
Without senior collateral or counter-collateral	60,134,226	58,778,678
Subject to special monitoring	158,765	213,632
In observation
With senior “A” collateral and counter-collateral	1,254	3,226
With senior “B” collateral and counter-collateral	50,540	68,007
Without senior collateral or counter-collateral	106,971	41,805
In negotiation or with financing agreements
With senior “A” collateral and counter-collateral		43,592
With senior “B” collateral and counter-collateral
Without senior collateral or counter-collateral		57,002
Troubled	183,185	633,432
With senior “A” collateral and counter-collateral	5,466
With senior “B” collateral and counter-collateral	50,387	179,598
Without senior collateral or counter-collateral	127,332	453,834
With high risk of insolvency	380,267	277,016
With senior “A” collateral and counter-collateral	10,610	1,223
With senior “B” collateral and counter-collateral	287,374	180,785
Without senior collateral or counter-collateral	82,283	95,008
Irrecoverable	11,549
With senior “B” collateral and counter-collateral	11,313
Without senior collateral or counter-collateral	236
Subtotal Commercial	72,164,406	70,826,769

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

	06/30/2019	12/31/2018
CONSUMER AND MORTGAGE
Performing	94,511,354	95,744,514
With senior “A” collateral and counter-collateral	2,181,355	2,949,577
With senior “B” collateral and counter-collateral	13,573,295	13,676,510
Without senior collateral or counter-collateral	78,756,704	79,118,427
Low risk	1,662,770	1,926,667
With senior “A” collateral and counter-collateral	17,508	48,130
With senior “B” collateral and counter-collateral	122,685	187,262
Without senior collateral or counter-collateral	1,522,577	1,691,275
Medium risk	1,401,726	1,250,021
With senior “A” collateral and counter-collateral	15,558	16,916
With senior “B” collateral and counter-collateral	70,510	74,792
Without senior collateral or counter-collateral	1,315,658	1,158,313
High risk	1,176,608	818,569
With senior “A” collateral and counter-collateral	23,608	13,707
With senior “B” collateral and counter-collateral	75,154	38,991
Without senior collateral or counter-collateral	1,077,846	765,871
Irrecuperable	391,381	211,895
With senior “A” collateral and counter-collateral	7,898	1,260
With senior “B” collateral and counter-collateral	43,063	26,682
Without senior collateral or counter-collateral	340,420	183,953
Irrecoverable according to Central Bank's rules	207	872
Without senior collateral or counter-collateral	207	872
Subtotal consumer and mortgage	99,144,046	99,952,538
Total	171,308,452	170,779,307

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	At 06/30/2019	At 12/31/2018
Loans and other financing	165,014,934	165,209,389
+ Allowances for loans and other financing	4,258,643	3,875,164
+ Adjustment IFRS (adjustment amortized cost and fair value)	161,555	250,558
Guarantees provided and contingent liabilities	1,873,320	1,444,196
Total computable items	171,308,452	170,779,307

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

	06/30/2019		12/31/2018
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	24,038,393	14.03	19,431,966	11.38
50 next largest customers	21,711,343	12.67	22,338,628	13.08
100 next largest customers	13,423,112	7.84	13,582,068	7.95
Other customers	112,135,604	65.46	115,426,645	67.59
Total (1)	171,308,452	100.00	170,779,307	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 36)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		584,863	254,518	167,744	150,247	124,629		1,282,001
Financial sector		1,487,587	1,621,942	163,437	760,572	580,231	1,443	4,615,212
Non-financial private sector and foreign residents	1,841,505	32,853,774	51,512,996	19,791,144	22,168,593	32,491,480	57,485,390	218,144,882
Total	1,841,505	34,926,224	53,389,456	20,122,325	23,079,412	33,196,340	57,486,833	224,042,095

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		147,547	403,613	434,592	745,089	968,517	323,784	3,023,142
Financial sector		1,098,948	1,733,758	1,205,293	1,698,740	598,110	22,143	6,356,992
Non-financial private sector and foreign residents	1,844,588	49,760,432	21,985,020	23,678,562	27,665,062	30,337,330	60,455,954	215,726,948
Total	1,844,588	51,006,927	24,122,391	25,318,447	30,108,891	31,903,957	60,801,881	225,107,082

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Real property	6,961,072	50	13,329	5,690	308,138	358	63,818	371,598	6,597,113
Furniture and facilities	588,044	10	29,679	1,119	161,859	845	29,084	190,098	426,506
Machinery and equipment	1,378,179	5	210,782	383	698,999	382	127,664	826,281	762,297
Vehicles	127,543	5	17,984	5,237	80,201	4,156	12,294	88,339	51,951
Work in progress	706,851		493,387	0	0	0	0	0	1,200,238
'Right of use of leasing property		5	611,816	13,380		1,274	94,323	93,049	505,387
Total property, plant and equipment	9,761,689		1,376,977	25,809	1,249,197	7,015	327,183	1,569,365	9,543,492

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	4,885,709	50	2,819,803	744,440	397,490	176,473	87,121	308,138	6,652,934
Furniture and facilities	339,327	10	254,999	6,282	126,282	10	35,587	161,859	426,185
Machinery and equipment	939,919	5	554,843	116,583	509,167		189,832	698,999	679,180
Vehicles	109,825	5	34,399	16,681	75,696	13,940	18,445	80,201	47,342
Work in progress	2,569,113		1,539,596	3,401,858					706,851
Total property, plant and equipment (1)	8,843,893		5,203,640	4,285,844	1,108,635	190,423	330,985	1,249,197	8,512,492

(1) During the fiscal year 2018, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

(Continued)

CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Rented properties	90,485	50			8,127		514	8,641	81,844
Other investment properties	137,606	50	34,073	4	6,090	1	1,015	7,104	164,571
Total investment property	228,091		34,073	4	14,217	1	1,529	15,745	246,415

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties		50	90,485		8,027		100	8,127	82,358
Other investment properties	634,771	50	258,330	755,495	19,306	18,680	5,464	6,090	131,516
Total investment property (1)	634,771		348,815	755,495	27,333	18,680	5,564	14,217	213,874

(1) During the fiscal year 2018, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

 EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	549,788	5	263,670	0	224,722	0	62,198	286,920	526,538
Goodwill - Business combination	210,927								210,927
Other intangible assets	1,847,186	5	447,032	0	791,322	0	186,039	977,361	1,316,857
Total intangible assets	2,607,901		710,702		1,016,044		248,237	1,264,281	2,054,322

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	306,420		243,862	494	163,541	2	61,183	224,722	325,066
Goodwill - Business combination		5	210,927						210,927
Other intangible assets	1,179,178	5	740,976	72,968	511,548		279,774	791,322	1,055,864
Total intangible assets (1)	1,485,598		1,195,765	73,462	675,089	2	340,957	1,016,044	1,591,857

(1) During the fiscal year 2018, there were transfers between different lines of the item, that produce differences between the amounts at the end of one year and the beginning of other, without implying modifications of total this item.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2019		12/31/2018
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	13,917,168	5.30	17,296,726	7.87
50 next largest customers	15,880,027	6.05	15,385,676	7.00
100 next largest customers	11,838,868	4.51	10,281,792	4.68
Other customers	220,909,255	84.14	176,797,729	80.45

Total	262,545,318	100.00	219,761,923	100.00

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	218,130,222	39,468,830	6,695,729	1,874,781	46,559	16,511	266,232,632

From the non-financial government sector	13,897,221	3,661,865	479,599	127,341			18,166,026
From the financial sector	243,581						243,581
From the non-financial private sector and foreign residents	203,989,420	35,806,965	6,216,130	1,747,440	46,559	16,511	247,823,025

Derivative instruments	1,736	8,128	918				10,782

Repo transactions	277,594						277,594

Other financial entities	277,594						277,594

Other Financial Liabilities	13,229,799	80,042	29,251	30,399	35,630	152,581	13,557,702

Financing received from the Central Bank of Argentina and other financial institutions	184,359	996,990	489,924	264,396	159,767	102,225	2,197,661
Issued corporate bonds	362,258		603,146	805,512	4,093,433	3,810,639	9,674,988

Subordinated corporate bonds			573,052	573,052	1,146,104	23,854,247	26,146,455

Total	232,185,968	40,553,990	8,392,020	3,548,140	5,481,493	27,936,203	318,097,814

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

ANEXO I

(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	182,738,073	31,261,800	7,363,772	1,293,292	61,860	15,985	222,734,782

From the non-financial government sector	10,262,572	1,021,797	639,422	46,091	206		11,970,088
From the financial sector	148,269						148,269
From the non-financial private sector and foreign residents	172,327,232	30,240,003	6,724,350	1,247,201	61,654	15,985	210,616,425

Derivative instruments	1,019		350				1,369

Repo transactions	164,667						164,667

Other financial entities	164,667						164,667

Other Financial Liabilities	13,945,078	18,936	9,668	14,045	22,435	141,539	14,151,701

Financing received from the Central Bank of Argentina and other financial institutions	724,436	918,813	1,083,024	470,177	87,151	125,173	3,408,774

Issued corporate bonds	362,870		585,301	735,047	1,443,264	7,394,296	10,520,778

Subordinated corporate bonds			510,412	510,412	1,020,824	21,757,164	23,798,812

Total	197,936,143	32,199,549	9,552,527	3,022,973	2,635,534	29,434,157	274,780,883

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Amounts at		Decreases
Item	beginning of fiscal year	Increases	Reversals	Charge off	06/30/2019
For Administrative, disciplinary and criminal sanctions	718	50		50	718
Other	969,036	379,049	18,045	377,066	952,974
Total Provisions	969,754	379,099	18,045	377,116	953,692

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Amounts at		Decreases
Item	beginning of fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal sanctions	718				718
Other	595,277	1,031,170	14,119	643,292	969,036
Total Provisions	595,995	1,031,170	14,119	643,292	969,754

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

Shares				Capital Stock
			Votes per	Issued	In treasury
Class	Stock number	Face value	share	outstanding	(1)	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	658,427,351	1	1	628,162	30,265	658,427
Total	669,663,021			639,398	30,265	669,663

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

Shares				Capital Stock
			Votes per	Issued	In treasury
Class	Stock number	Face value	share	outstanding	(1)	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	658,427,351	1	1	629,479	28,948	658,427
Total	669,663,021			640,715	28,948	669,663

(1)	See Note 22.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	06/30/2019					12/31/2018
	Total parent	Total per currency
Item	company and local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	53,289,828	53,036,837	178,451	17,799	56,741	39,768,830
Debt securities at fair value through profit or loss	380,168	380,168				332,797
Other financial assets	1,627,760	1,627,760				1,375,996
Loans and other financing	54,316,881	54,316,881				45,803,582
Other financial institutions	452,943	452,943				480,324
From the non financial private sector and foreign residents	53,863,938	53,863,938				45,323,258
Other debt securities						81,630
Financial assets delivered as guarantee	1,221,561	1,221,561				916,165
Equity instruments at fair value through profit or loss	7,357	7,357				5,746
Investments in associates and joint ventures	1,585,949	1,585,949				1,417,060

TOTAL ASSETS	112,429,504	112,176,513	178,451	17,799	56,741	89,701,806

LIABILITIES
Deposits	87,418,159	87,418,159				69,034,060
Non financial government sector	2,438,114	2,438,114				2,008,915
Financial sector	163,035	163,035				100,200
Non financial private sector and foreign residents	84,817,010	84,817,010				66,924,945
Other financial liabilities	3,037,074	2,957,412	71,690		7,972	2,142,161
Financing from the Central Bank and other financial institutions	1,924,070	1,924,070				2,598,810
Subordinated corporate bonds	17,191,816	17,191,816				15,288,390
Other non financial liabilities	36,506	36,506				29,566

TOTAL LIABILITIES	109,607,625	109,527,963	71,690		7,972	89,092,987

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term (in months)	Residual weighted monthly average term (in months)	Weighted daily average term settlement of differences (in days)	Amount (*)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market) (ROFEX)	5	2	1	325,281

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	6	2	30	413,962

Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1	0	316,699

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	33	27		154,087

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
For measurement of financial assets at fair value through profit or loss
(Loss)/ Gain from government securities	(22,368)	93,143
Gain from private securities	121,011	240,862
(Loss)/ Gain from derivative financial instruments
Forward transactions	(11,893)	289,114
Gain from other financial assets	3,502	14,209
Gain from equity instruments at fair value through profit or loss	5,458	1,403,862
Loss from sales or low of financial assets at fair value	(97,401)	(188,399)
Total	(1,691)	1,852,791

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial income/ (loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
Interest income
For cash and bank deposits	34,417	65,817
For government securities	537,909	1,046,043
For loans and other financing
Financial sector	355,589	865,567
Non financial private sector	0	0
Overdrafts	1,732,633	3,596,912
Documents	1,080,510	2,275,892
Mortgage loans	1,551,192	2,768,493
Pledge loans	120,039	245,466
Personal loans	4,903,771	9,663,307
Credit cards	2,477,907	4,853,326
Financial leases	40,252	82,185
Other	1,018,188	2,132,850
For repo transactions
Central Bank of Argentina	0	9,381
Other financial institutions	1,616,883	1,947,341
Total	15,469,290	29,552,580
Interest expenses
From deposits
Non financial private sector
Checking accounts	(52,003)	(170,003)
Saving accounts	(149,944)	(244,235)
Time deposits and investments accounts	(12,372,143)	(21,751,659)
For Financing received from Central Bank of Argentina and other financial institutions	(61,352)	(170,661)
For repo transactions
Other financial institutions	(107,558)	(178,415)
For other financial liabilities	(26,266)	(57,276)
Issued corporate bonds	(469,695)	(921,882)
For subordinated corporate bonds	(310,708)	(591,200)
Total	(13,549,669)	(24,085,331)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
From debt government securities	14,011,582	22,704,666	64,449	(60,859)
Total	14,011,582	22,704,666	64,449	(60,859)

	Income for the period
Commissions income	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
Commissions related to obligations	1,956,391	3,912,714
Commissions related to credits	39,562	63,352
Commissions related to loans commitments and financial guarantees	237	2,441
Commissions related to securities value	26,814	47,559
Commissions for credit cards	1,033,256	2,045,566
Commissions for insurance	203,138	402,191
Commissions related to trading and foreign exchange transactions	94,796	168,318
Total	3,354,194	6,642,141

	Loss for the period
Commissions expenses	Quarter ended 06/30/2019	Accumulated from beginning of period up to 06/30/2019
Commissions related to trading and foreign exchange transactions	(19,073)	(28,197)
Other
Commissions paid ATM exchange	(110,163)	(208,195)
Checkbooks commissions and compensating cameras	(63,554)	(118,351)
Commissions Credit cards and foreign trade	(50,952)	(92,586)
	(243,742)	(447,329)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
For measurement of financial assets at fair value through profit or loss
Gain from government securities	35,589	84,963
Gain from private securities	3,554	22,335
Loss from derivative financial instruments
Forward transactions	(3,841)
Gain from other financial assets	12,272	28,331
Gain from equity instruments at fair value through profit or loss	1,962	6,114
Loss from sales or low of financial assets at fair value	(128,587)	(39,616)
For measurement of financial liabilities at fair value through profit or loss
Gain from derivative financial instruments
Forward transactions	(5,970)	(5,970)
Total	(85,021)	96,157

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
AS OF JUNE 30, 2018
(Translation of the financial statements originally issued in Spanish - See Note 36)
(Figures stated in thousands of pesos)

	Net financial income/ (loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
Interest income
For cash and bank deposits	1,991	4,952
for debt securities	49,753	100,021
For loans and other financing
Financial sector	339,001	556,438
Overdrafts	955,080	1,729,824
Documents	719,358	1,367,483
Mortgage loans	730,273	1,264,187
Pledge loans	138,148	283,559
Personal loans	4,113,856	7,893,947
Credit cards	1,425,203	2,669,474
Financial leases	34,275	68,542
Other	943,336	1,798,067
For repo transactions
Central Bank of Argentina	7,068	21,248
Other financial institutions	38,698	58,244
Total	9,496,040	17,815,986
Interest expenses
For deposits
Non financial private sector
Checking accounts
Saving accounts	(62,204)	(113,967)
Time deposits and investments accounts	(3,499,567)	(6,199,003)
For Financing received from Central Bank of Argentina and other financial institutions	(19,885)	(33,098)
For repo transactions
Other financial institutions	(24,342)	(55,312)
For other financial liabilities	(3,452)	(32,472)
Issued corporate bonds	(422,246)	(595,933)
For subordinated corporate bonds	(174,356)	(313,406)
Total	(4,206,052)	(7,343,191)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF JUNE 30, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
From debt government securities	3,087,439	5,154,192	(33,092)	(88,570)
Total	3,087,439	5,154,192	(33,092)	(88,570)

	Income for the period
Commissions income	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
Commissions related to obligations	1,688,963	3,151,151
Commissions related to credits	24,609	40,719
Commissions related to loans commitments and financial guarantees	45	453
Commissions related to securities value	25,366	47,098
Commissions for credit cards	765,496	1,464,520
Commissions for insurance	172,118	341,735
Commissions related to trading and foreign exchange transactions	50,804	92,178
Total	2,727,401	5,137,854

	Loss for the period
Commissions expenses	Quarter ended 06/30/2018	Accumulated from beginning of period up to 06/30/2018
Commissions related to transactions to debt securities	(76)	(208)
Commissions related to trading and foreign exchange transactions	(10,247)	(16,862)
Other
Commissions paid ATM exchange	(64,912)	(120,440)
Checkbooks commissions and compensating cameras	(42,649)	(78,568)
Commissions Credit cards and foreign trade	(69,342)	(128,764)

Total	(187,226)	(344,842)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Amounts at
	beginning of		Decreases
Item	the fiscal year	Increases	Reversals	Charge off	06/30/2019

Other financial assets	4,931	1,184,268	0	11	1,189,188
Loans and other financing	3,875,164	1,950,215	68,164	1,498,572	4,258,643
Other financial institutions	52,121	5,150	26,758	0	30,513
To the non-financial private sector and foreign residents					0
Overdrafts	278,910	91,367	2,683	40,145	327,449
Documents	352,955	79,108	943	40,218	390,902
Mortgage loans	262,750	62,152	892	18,886	305,124
Pledge loans	75,762	10,619	972	874	84,535
Personal loans	1,497,309	834,667	52	601,547	1,730,377
Credit cards	772,847	363,842	457	270,395	865,837
Financial leases	5,567	1,129	771	0	5,925
Other	576,943	502,181	34,636	526,507	517,981
Total allowances	3,880,095	3,134,483	68,164	1,498,583	5,447,831

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 36)

(Figures stated in thousands of pesos)

	Amounts at
	beginning of		Decreases
Item	the fiscal year	Increases	Reversals	Charge off	12/31/2018

Other financial assets	4,916	1,850		1,835	4,931
Loans and other financing	2,470,303	2,867,749	37,684	1,425,204	3,875,164
Other financial institutions	31,251	25,571	4,701		52,121
To the non-financial private sector and foreign residents					0
Overdrafts	138,311	198,938	6,822	51,517	278,910
Documents	200,750	193,380	807	40,368	352,955
Mortgage loans	146,296	148,407	13,466	18,487	262,750
Pledge loans	73,070	28,738	3,681	22,365	75,762
Personal loans	1,055,897	1,284,557	267	842,878	1,497,309
Credit cards	557,682	565,559	905	349,489	772,847
Financial leases	6,487	268	1,188	0	5,567
Other	260,559	422,331	5,847	100,100	576,943
Total allowances	2,475,219	2,869,599	37,684	1,427,039	3,880,095

Delfín Jorge Ezequiel Carballo

Chairperson

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries (“the Bank”), which comprise: (a) the consolidated statement of financial position as of June 30, 2019, (b) the consolidated statements of income and other comprehensive income for the three and six month periods ended at June 30, 2019, and the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions stated in (i) point 5.5. "Impairment" of IFRS 9 "Financial instruments", and (ii) International Accounting Standards (“IAS”) 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Delfín Jorge Ezequiel Carballo

Chairperson

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We would like to draw attention to the information contained in the following notes to the consolidated financial statements mentioned in paragraph 1.:

(a)Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank quantifies the effect that the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments” would have on the financial statements mentioned in paragraph 1., which was temporarily excluded by the BCRA from the accounting framework applicable to financial entities. This issue does not change the conclusion stated in paragraph 4., but it should be taken into account by the users of IFRS for interpreting the financial statements mentioned in paragraph 1.

(b) Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Measuring unit”, which (a) explains that although as of June 30, 2019, the conditions mentioned in IAS 29 for the inflation adjustment of the financial statements into measuring unit current are met, BCRA Communiqué "A" 6651 does not allow such inflation adjustment temporarily; (b) describes the main impacts that would be derived from applying IAS 29, together with a quantification of certain global effects on the attached financial statements, and (c) warns that the nonrecognition of changes occurred in the general purchasing power may distort the accounting information and should be taken into account in the interpretation of the information included by the Bank in the accompanying financial statements over financial position, results of operations and cash flows. This issue does not modify the conclusion mentioned in paragraph 4, but we expressly state that although the financial statements mentioned in paragraph 1. were prepared pursuant to the accounting information framework established by the BCRA, the practices within this information framework concerning the measuring unit do not allow to make a presentation according to professional accounting standards.

6.	As further explained in Note 38. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed separate interim financial statements of BANCO MACRO S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

(a)	The financial statements mentioned in paragraph 1., as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and, based on our review, we have not become aware of anything that may lead us to believe that these financial statements have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The condensed separate interim financial statements of BANCO MACRO S.A. as of June 30, 2019, arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

Delfín Jorge Ezequiel Carballo

Chairperson

(c)	As of June 30, 2019, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 238,261,227, none of which was due and payable as of that date.

Buenos Aires City,

August 7, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

REVIEW REPORT ON CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

III.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed separate interim financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate statement of financial position as of June 30, 2019, (b) the separate statements of income and other comprehensive income for the three and six-month periods ended at June 30, 2019, and the changes in shareholders’ equity and cash flows for the six-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions stated in (i) point 5.5. "Impairment" of IFRS 9 "Financial instruments", and (ii) International Accounting Standards (“IAS”) 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Delfín Jorge Ezequiel Carballo

Chairperson

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We would like to draw attention to the information contained in the following notes to the separate financial statements mentioned in paragraph 1.:

(a)Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank quantifies the effect that the application of section 5.5 "Impairment” of IFRS 9 "Financial instruments" would have on the financial statements mentioned in paragraph 1., which was temporarily excluded by the BCRA from the accounting framework applicable to financial entities. This issue does not change the conclusion stated in paragraph 4., but it should be taken into account by the users of IFRS for interpreting the financial statements mentioned in paragraph 1.

(b) Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Measuring unit”, which (a) explains that although as of June 30, 2019, the conditions mentioned in IAS 29 for the inflation adjustment of the financial statements into measuring unit current are met, BCRA Communiqué "A" 6651 does not allow such inflation adjustment temporarily; (b) describes the main impacts that would be derived from applying IAS 29, together with a quantification of certain global effects on the attached financial statements, and (c) warns that the nonrecognition of changes occurred in the general purchasing power may distort the accounting information and should be taken into account in the interpretation of the information included by the Bank in the accompanying financial statements over financial position, results of operations and cash flows. This issue does not modify the conclusion mentioned in paragraph 4, but we expressly state that although the financial statements mentioned in paragraph 1. were prepared pursuant to the accounting information framework established by the BCRA, the practices within this information framework concerning the measuring unit do not allow to make a presentation according to professional accounting standards.

6.	As further explained in note 36. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

IV.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

(a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The financial statements mentioned in paragraph 1. as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of June 30, 2019, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 238,261,227, none of which was due and payable as of that date.

Delfín Jorge Ezequiel Carballo

Chairperson

(d)	As of June 30, 2019, as stated in note 26. to the financial statements mentioned in paragraph 1., the Bank carries shareholders’ equity and a statutory guarantee account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items.

Buenos Aires City,

August 7, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 22, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer